Exhibit 99.1

www.rpacan.com

TECHNICAL REPORT ON THE JACOBINA MINE COMPLEX, BAHIA STATE, BRAZIL

PREPARED FOR YAMANA GOLD INC.

Report for NI 43-101

Qualified Persons:

Chester M. Moore, P. Eng.

Normand L. Lecuyer, P. Eng.

February 28, 2014

Report Control Form

Document Title	Technical Report on the Jacobina Mine Complex, Bahia State, Brazil

Client Name & Address	Yamana Gold Inc. 200 Bay Street Royal Bank Plaza, North Tower, Suite 2200 Toronto, ON M5J 2J3

Document Reference	Project # 2176	Status & Issue No.	FINAL Version

Issue Date	February 28, 2014

Lead Author	Chester Moore Normand Lecuyer	(Signed) (Signed)

Peer Reviewer	Wayne Valliant	(Signed)

Project Manager Approval	Chester M. Moore	(Signed)

Project Director Approval	Wayne Valliant	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON  M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-5
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Property Geology	7-4
Structural Geology	7-11
Mineralization	7-12
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Quality Assurance/Quality Control	11-3
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Processing Plant	13-1
Metallurgical Testing	13-1
Plant Production	13-1
14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Introduction	14-3
Resource Database and Validation	14-3
Assay Composites	14-4
Grade Capping	14-4
Geological Interpretation and 3D Solids	14-5
Assay Statistics	14-6
Bulk Density	14-8
Cut-off Grade	14-9
Interpolation Parameters and Block Models	14-9
Classification of the Mineral Resources	14-14

Yamana Gold Inc. — Jacobina Mine Complex, Project # 2176

Technical Report NI 43-101 — February 28, 2014

i

Mineral Resource Summary	14-18
Mineral Resource Validation	14-18
15 MINERAL RESERVE ESTIMATE	15-1
Summary	15-1
Conversion Methodology	15-3
Dilution and Extraction	15-4
Cut-off Grade	15-4
Reconciliation	15-5
16 MINING METHODS	16-1
Mine Design, Mining Method	16-1
Geomechanics, Ground Support	16-10
Life of Mine Plan	16-14
Mine Equipment	16-22
Ventilation	16-23
Compressed Air	16-25
Dewatering	16-25
Power	16-27
Communications	16-27
17 RECOVERY METHODS	17-1
Processing Plant	17-1
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Project Permitting	20-1
Environmental Status	20-2
Social or Community Requirements	20-2
Mine Closure Requirements	20-3
21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-2
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
Exploration Potential	25-1
Geology and Mineral Resources	25-1
Mineral Reserves	25-1
Economics and LOM Plan	25-2
26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1
29 CERTIFICATE OF QUALIFIED PERSON	29-1
30 APPENDIX 1	30-1
Claim List	30-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resources (December 31, 2013)	1-8
Table 1-2	Mineral Reserves (December 31, 2013)	1-9
Table 1-3	Cut-off Grades	1-10
Table 1-4	LOM Capital Costs	1-11
Table 1-5	LOM Operating Costs	1-12
Table 6-1	Historical Production to December 31, 2013	6-4
Table 7-1	Characteristics of Gold Mineralization at Jacobina	7-13
Table 10-1	2013 Jacobina Exploration Intersections	10-2
Table 11-1	Failure Rates of Standards	11-4
Table 13-1	2013 Plant Production	13-2
Table 14-1	Measured Mineral Resource Estimate (December 31, 2013)	14-2
Table 14-2	Indicated Mineral Resource Estimate (December 31, 2013)	14-2
Table 14-3	Inferred Mineral Resource Estimate (December 31, 2013)	14-3
Table 14-4	Top Cut Values (G/T Au)	14-5
Table 14-5	João Belo Variography Summary	14-6
Table 14-6	Summary of Assay Records	14-7
Table 14-7	Summary of Assay Composites	14-8
Table 14-8	Bulk Density	14-8
Table 14-9	Search Distances for the João Belo Deposit	14-10
Table 14-10	Mineral Resources (December 31, 2013)	14-18
Table 14-11	Comparison of Mineral Resource Estimates	14-22
Table 14-12	Mineral Resources (December 31, 2013)	14-22
Table 15-1	Mineral Reserves (December 31, 2013)	15-2
Table 15-2	Dilution and Extraction Factors	15-4
Table 15-3	Cut-off Grades	15-4
Table 15-4	reconciliation	15-5
Table 16-1	Stope Design Parameters	16-10
Table 16-2	LOM Plan	16-15
Table 16-3	Mine Production (YTD November 2013)	16-16
Table 16-4	Active Equipment List	16-22
Table 16-5	Ventilation for Jacobina Complex	16-23
Table 16-6	Compressed Air - Jacobina Complex	16-25
Table 20-1	Environmental Permits	20-1
Table 20-2	Total Estimated Costs for Mining Reclamation and Closure	20-4
Table 21-1	Capital Costs	21-1
Table 21-2	Estimated Operating Costs	21-2
Table 21-3	Estimated Operating Costs Details	21-2
Table 21-4	Manpower	21-3

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-3
Figure 4-2	Mining and Exploration Concessions	4-4
Figure 7-1	Regional Geology	7-3
Figure 7-2	Property Geology	7-5
Figure 7-3	Geology of the Mine Area	7-7
Figure 7-4	Stratigraphic Column of the Serra do Córrego Formation	7-8
Figure 7-5	Stratigraphic Columns in the Mine Area	7-9
Figure 7-6	Jacobina Mine Complex Area Geology Showing Distribution of Gold-Bearing Reefs	7-14
Figure 7-7	Cross Section Through João Belo Mine	7-15
Figure 11-1	Assay Results of Standards G900-2 and G307-1	11-5
Figure 11-2	Assay Results of Inserted Blank Samples	11-6
Figure 11-3	Coarse Crush Duplicate Comparison	11-7
Figure 14-1	Grade Distribution of the Canavieiras South Deposit	14-11
Figure 14-2	Grade Distribution of the João Belo Deposit	14-12
Figure 14-3	Grade Distribution of the Serra do Córrego Deposit	14-13
Figure 14-4	Resource Classification of the Canavieiras South Deposit	14-15
Figure 14-5	Resource Classification of the João Belo Deposit	14-16
Figure 14-6	Resource Classification of the Serra do Córrego Deposit	14-17
Figure 14-7	Drift Analyses	14-19
Figure 16-1	Sublevel Stoping Cross Section	16-2
Figure 16-2A	Cut and Fill Stope Sequences 1 and 2	16-3
Figure 16-2B	Cut and Fill Stope Sequences 3 and 4	16-4
Figure 16-3	Cross Section 8753543 - Morro Do Vento	16-5
Figure 16-4	Cross Section 8753543 - Canavieiras	16-6
Figure 16-5	Cross Section 8756953 — Serra Do Corrego	16-7
Figure 16-6	Cross Section 8755494 — Morro do Cuscuz	16-8
Figure 16-7	Cross Section 8756953 — João Belo	16-9
Figure 16-8	Stability Chart with Dilution Curves	16-11
Figure 16-9	Stability Chart with ELOS Values	16-12
Figure 16-10	Empirical Model of Pillar Stability	16-13
Figure 16-11	Life of Mine by Year — Morro Do Vento	16-17
Figure 16-12	Life of Mine by Year — Canavieiras	16-18
Figure 16-13	Life of Mine by Year — Canavieiras South	16-19
Figure 16-14	Life of Mine by Year — João Belo and Serra Do Corrego	16-20
Figure 16-15	Life of Mine by Year — Morro Do Cuscuz	16-21
Figure 16-16	Ventilation Circuit for Morro do Vento South	16-24
Figure 16-17	Dewatering System — João Belo Mine	16-26
Figure 17-1	Process Flow Sheet	17-2
Figure 18-1	Site Plan	18-2
Figure 18-2	Plant Site — West Portion	18-3
Figure 18-3	Plant Site — East Portion	18-4

LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 30-1	Mining Concessions	30-2
Table 30-2	Mining Claim	30-2
Table 30-3	Exploration Permits	30-2
Table 30-4	Exploration Claims	30-5

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana), to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina or the Project) of Jacobina Mineração e Comércio S. A. (JMC), located in Bahia State in Brazil.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the property.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on December 3 to 5, 2013.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Yamana acquired Jacobina when it completed the purchase of Desert Sun Mining Corp. (DSM) in April 2006.  Yamana owns a 100% interest in JMC.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil, 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

•                  100% ownership in the Gualcamayo open pit gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

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•                  100% ownership in the Mercedes underground gold and silver mine located approximately 200 km south of Tucson, Arizona in northern Sonora State, Mexico.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina.

•                  Other projects in Argentina, Brazil, and Chile.

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources and production from mineralized reefs at João Belo, Canavieiras, Serra do Córrego, Morro de Cuscuz, and Morro do Vento mines. Jacobina produced approximately 1.58 million tonnes of ore and a total of 73,695 ounces of gold in 2013.

•                  A conventional flotation mill, with Carbon-in-Pulp (CIP)/Carbon-in-Leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for three years with plans for further expansion.

Prior RPA’s (then Scott Wilson RPA) involvement with Jacobina occurred in 2006 and consisted of a valuation of the exploration properties in the area of the Jacobina Mine Complex during the acquisition of DSM.  In 2009, RPA completed an independent technical report on Jacobina Mine Complex to provide technical backup for the public disclosure of reserve and resource totals.

CONCLUSIONS

EXPLORATION POTENTIAL

Based on the projected continuity of existing reefs, there is good geological potential for additional gold mineralization in the mine area.

GEOLOGY AND MINERAL RESOURCES

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 µm to 50 µm in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized

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quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.

Using a 0.5 g/t Au cut-off grade, the 2013 Mineral Resources excluding the Mineral Resources which have been converted to Mineral Reserves, include 33.9 million tonnes of Measured and Indicated Mineral Resources at an average grade of 2.39 g/t Au.  The resources are also estimated to contain some 15.8 million tonnes of Inferred Mineral Resources at an average grade of 3.1 g/t Au.  Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, these resource estimates, in RPA’s opinion, are prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions as incorporated by reference into NI 43-101.

As part of this due diligence on the Mineral Resources, RPA carried out an independent check on three reef deposits using a 0.5 g/t Au cut-off grade and verified wireframes.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

MINERAL RESERVES

The Mineral Reserves have been estimated using appropriate cut-off grades for the different mining methods and modifying factors of dilution and extraction have been applied appropriately in the conversion of Mineral Resources to Mineral Reserves.  The total Proven and Probable Mineral Reserves are estimated to be approximately 24 million tonnes grading 2.80 g/t Au containing 2.2 million ounces of gold.  In RPA’s opinion, the reserve estimates are prepared in accordance with CIM definitions as incorporated by reference into NI 43-101.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

ECONOMICS AND LOM PLAN

The Jacobina Mine Complex is currently under operation, and therefore the Economic Analysis section is not required.  RPA, however, carried out an economic analysis to confirm the Project economic viability.  Using the Yamana pricing of US$1,300 per ounce for gold production from 2014 to 2016 and US$1,200 per ounce beyond, RPA can confirm the economic viability of the Project at the forecasted production rates, metal recoveries, and capital and operating cost estimated.

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RECOMMENDATIONS

Based on success in extending known resources, Yamana is continuing exploration at the mining operations.  Due to the current depressed gold price, however, the reduced exploration program proposed for 2014 consists of $300,000 for exploration data review, geological interpretation, and testing of new geological models.  RPA concurs with this exploration work.

Other RPA recommendations include:

GEOLOGY AND MINERAL RESOURCES

•                  Prepare and certify a series of standards using material collected at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

•                  Carry out underground sampling horizontally across the face rather than perpendicular to the dip of the rock units.  These samples will be just as effective in representing the grade of the material exposed and will provide easier access to the sample site rather than having to climb to reach the sampling sites on the hangingwall side of the opening.

•                  Add standard and blank samples to the underground channel samples prior to analysis and use these samples in the resource estimation process.

•                  Apply a minimum width to narrow intersections in the block models.

•                  Limit the search distance for interpolation of the block models to the range of the variogram.

•                  Validate future estimates using the total tonnes, grade, and gold content from an alternate interpolation method (e.g., Nearest Neighbour) as well as the current validation methodologies.

•                  Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

MINING AND MINERAL RESERVES

•                  Complete a trade-off study of the longhole drill set-up.  For example, in areas where the zones are over 15 m in width, driving a drift on each contact would permit drilling parallel to the contact avoiding poor breakage that can occur at the toe of the holes with the present fan drill pattern.  It is also anticipated that the total drilling required would be reduced.  This would need to be weighed against the additional cost for the development.

•                  For the Life of Mine (LOM) plan, combine the last two years with the production of 2026 unless there are restrictions preventing this, as these indicate negative economics.

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•                  Complete a critical review of the mine development plan to enable making the necessary adjustments and improvements to ensure that the development targets are achievable.  The lower than planned mine development rate for 2013 is considered to be potentially significant in that planned development must be closer to the budget in order to enable production volumes to be realized.

•                  Include an additional allowance of $10 million for equipment overhaul and equipment replacement cost in the LOM cash flow from 2017 to 2026 and an additional $2 million in technical studies.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LAND TENURE AND LOCATION

The Jacobina Mine Complex is located in the state of Bahia in northeastern Brazil (11º15’ S and 40º31’ W), approximately 340 km northwest of the city of Salvador.  The Jacobina Project forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 5.0 km to 25 km in width.  This property is comprised of 5,996 ha of mining concessions, a mining claim covering 650 ha, and 113,546 ha of exploration permits and claims, all owned by Yamana through its wholly owned subsidiary JMC.  The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare.

EXISTING INFRASTRUCTURE

Jacobina currently operates five mines and has all required infrastructure necessary for a mining complex including:

•                  Five underground mines: Canavieiras, João Belo, Morro do Cuscuz, Morro do Vento, and Serra do Córrego.

•                  A conventional flotation mill, with Carbon-in-Pulp (CIP)/Carbon-in-Leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for three years with plans for further expansion.

HISTORY

The Serra do Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike

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length, following the ridges of the mountain chain.  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896.  Total reported production was 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation.  Mine development at Itapicurú (Morro do Vento area) commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 242,550 tonnes with a recovered grade of 4.88 g/t Au, yielding 38,055 ounces of gold.

Exploration from 1984 to 1987 at the João Belo Norte Hill outlined sufficient reserves to warrant an open pit operation, development of which commenced in August 1989.  Underground development at João Belo commenced in 1990 and 538,000 tonnes grading 1.44 g/t Au were produced, mainly from the open pit.

William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.

In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in JMC and then exercised its option to acquire the remaining 49% interest of the company.  Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.  Yamana owns a 100% interest in JMC.

Total production for Jacobina since mining commenced in 1983 to the end of 2013 is 22,699,417 tonnes grading 2.14 g/t Au with 1,515,765 ounces of gold recovered.

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GEOLOGY AND MINERALIZATION

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  The gold-bearing reefs range in size from 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusives are enriched in gold.  Not all conglomerates of the Serra do Córrego Formation are economically mineralized and many of them are completely barren of gold.  Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 µm to 50 µm in size.  Gold mineralization rarely occurs in the pebbles, but when it does, it is along fractures.  Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes.  Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina Mine area, however, structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50 km north of Jacobina.

EXPLORATION STATUS

Previous regional exploration initiatives included geological mapping and an airborne geophysical survey (VTEM).  Most surface and underground exploration at Jacobina is carried out using diamond drilling. To the end of December 2013, JMC reports that 519,750.4 m of surface and underground drilling has been completed in the immediate Jacobina Mine Complex area.  This total consists of 3,958 underground drill holes (277,567.7 m) and 746 surface drill holes (242,182.7 m).

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MINERAL RESOURCES

RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Jacobina Mine Complex as reported by Yamana as of December 31, 2013.  RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Jacobina estimates.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.

RPA notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.  Narrow intersections were used in the block models to maintain grade and geological continuity and to facilitate future mine planning activities.

As part of this audit, RPA carried out an independent estimate of reefs within the Canavieiras, Serra do Córrego, and João Belo deposits to allow for comparison of the JMC estimates with the RPA estimates, based on the surface and underground drill hole data and wireframes provided.  It is RPA’s opinion that the Yamana and RPA check estimates show acceptable agreement.

Table 1-1 contains the Jacobina Mineral Resource estimates exclusive of the Mineral Reserves as of December 31, 2013.

TABLE 1-1  MINERAL RESOURCES (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Classification	Tonnes	Grade (g/t Au)	Gold (oz)
Measured	14,380,000	2.26	1,044,000
Indicated	19,558,000	2.50	1,570,000
Total Measured & Indicated	33,938,000	2.39	2,613,000

Inferred Mineral Resources	15,849,000	3.1	1,584,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each deposit.

5.              Measured and Indicated Resources exclude resources used to estimate Mineral Reserves.

6.              Totals may not add correctly due to rounding.

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RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

MINERAL RESERVES

The Mineral Reserves for the Jacobina Mining Complex are indicated in Table 1-2.

TABLE 1-2  MINERAL RESERVES (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

	Proven			Probable			Total Reserves
	Tonnage	Au (g/t)	Au (oz)	Tonnage	Au (g/t)	Au (oz)	Tonnage	Au (g/t)	Au (oz)
MCZ	732,000	2.57	61,000	1,224,000	2.18	86,000	1,957,000	2.32	146,000
MVT	1,331,000	1.77	76,000	2,646,000	2.41	205,000	3,976,000	2.19	280,000
SCO	218,000	2.33	16,000	1,255,000	2.35	95,000	1,473,000	2.34	111,000
CAN South	0	0.00	0	8,787,000	3.19	901,000	8,787,000	3.19	901,000
CAN Central	0	0.00	0	3,845,000	3.75	464,000	3,845,000	3.75	464,000
CAN North	69,000	3.38	8,000	418,000	3.79	51,000	487,000	3.73	58,000
JBA	1,624,000	2.02	106,000	1,813,000	1.57	92,000	3,437,000	1.78	197,000
Total	3,974,000	2.08	266,000	19,989,000	2.94	1,892,000	23,962,000	2.80	2,157,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Reserves are estimated at a various cut-off grades based on the mining method appropriate for each area, a long-term gold price of $950/oz Au, and a total recovery of 94%.

3.              A minimum mining width of 2.5 m to 3.0 m was utilized.

4.              Only Measured and Indicated Resources were used to estimate Mineral Reserves.

5.              Totals may not add correctly due to rounding.

6.              MCZ — Morro do Cuscuz, MVT — Morro do Vento; SCO - Serra do Córrego; JBA - João Belo; CAN — Canavieiras.

MINING METHOD

The Jacobina Mine Complex uses both selective and non-selective mining methods in the form of Cut and Fill (CAF) mining for the shallow dipping zones and Sublevel Longhole Stoping (SLS) for the zones with dips that allow for bulk type mining.  Access to the mineralized zones is by ramp, hence allowing for a high degree of flexibility.  The various cut-off grades for each mining area typically range from 1.29 g/t Au to 2.1 g/t Au (Table 1-3).  The cut-off grades were estimated for both the CAF and SLS methods which also considered the cases of “development realized” (dr) and “development not realized” (dnr) for the two methods and with or without fill.

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TABLE 1-3  CUT-OFF GRADES

Yamana Gold Inc. — Jacobina Mine Complex

Mining Method	JBN	MVS	MVC	MCZ	SCO	CAS1	CAS2	CAC	CAN
	Cut-Off Grades (g/t Au)
SLS “dnr” unfilled	1.47	1.61	1.54	1.42	1.53	1.50	NA	1.64	1.53
SLS “dr” unfilled	1.32	1.38	1.33	1.29	1.34	1.39	NA	1.52	1.40
SLS & CAF “dnr” filled	1.62	1.74	1.68	1.58	1.58	1.67	2.11	1.79	1.68
SLS “dnr” filled	1.50	1.55	1.50	1.47	1.51	1.56	NA	1.70	1.57

Note: JBN - João Belo; MVS, MVC - Morro do Vento South, Central; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — Canavieiras South, Central, North; CAF — cut and fill; SLS — sublevel longhole stoping; dr — development realized; dnr — development not realized.

Note that in the past, a single cut-off grade was utilized for all reserve estimates.

MINERAL PROCESSING

The mineral process plant at the Jacobina Mine Complex was expanded to 6,000 tpd in 2008 and during 2007 through 2009, the tailings dam capacity was increased.  The current process has a capacity of 6,500 tpd and involves the following activities:  three-stage crushing of the ore, grinding of the crushed material into a pulp, gravity concentration of coarse gold, leaching of the pulp in a conventional cyanide leaching process, gold extraction of the enriched solution in CIL and CIP tanks, and gold recovery in an electrolytic circuit.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Jacobina is in full production and has all required permits required by various government agencies including permits covering the operation of the mines, mill, and tailings storage facility.

JMC has many active programs to cover all aspects of the environment in and around the mine complex, including an Environmental Control and Monitoring Plan, a Water Balance and Use program, a Recovery Plan for Degraded Areas, and a Solid Residue Management Program.

JMC also carries out several environmental initiatives such as environmental education, environmental emergency brigade, management of all legal requirements, and maintenance of certifications such as ISO 14001 and Cyanide International Code.

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At the time of the RPA site visit, JMC and associated companies were involved in 18 environmental infractions with the federal and municipal governments.  The infractions generally involved tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations.  JMC is actively working to resolve these issues.  Should JMC be unsuccessful at resolving the infractions, demands and contingencies for these infractions total approximately $R 8.7 million.

CAPITAL AND OPERATING COST ESTIMATES

The capital and operating costs are shown in Tables 1-4 and 1-5 respectively.

TABLE 1-4   LOM CAPITAL COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total (US$000)
Exploration Development	38,460
Expansion	10,919
Sustaining Development	326,579
Overhead	36,500
Machinery & Equipment	32,464
Truck & Vehicles	3,046
IT Hardware & Software and Communication	1,107
Furniture & Office Equipment	969
Building Cost	10,795
Technical Studies	8,071
Tailings (in closure)	—
Mine Closure	20,387
Total	489,296

The capital costs for the Jacobina Mine Complex appear reasonable to RPA.  A total of $60 million is spent over the next three years and into 2016 for sustaining equipment and the expansion of the tailings dam, as well as $72 million for sustaining mine development.  An additional $254 million is spent on sustaining mine development from 2017 to the end of the mine life with a total of 105,000 m being completed.  As well, $38 million is spent over the mine life on exploration development.  During the review and preparation of a LOM cash flow, RPA added $10 million for equipment rehabilitation and replacement and $2 million for technical studies from 2017 to the end of the mine life.  The Project provides a positive Net Present Value (NPV) with the capital costs considered.

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TABLE 1-5   LOM OPERATING COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total (US$/t Milled)
Development	7.46
Mining	28.36
Process	12.80
G&A	4.30
Total	52.92

The operating costs for mining were developed for each of the mines with a range of US$19.20 to US$42.00 per tonne milled and an average of US$28.36 per tonne milled over the life of mine period as shown in Table 1-5.  RPA considers these operating cost estimates to be reasonable, as long as the production targets are realized.  The actual overall operating costs to the end of November for 2013 were about 30% higher than planned and mine operators will need to address this issue moving forward.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina) of Jacobina Mineração e Comércio S. A. (JMC), located in Bahia state in Brazil.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the property.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on December 3 to 5, 2013.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Yamana acquired Jacobina when it completed the purchase of Desert Sun Mining Corp. (DSM) in April 2006.  Yamana owns a 100% interest in JMC.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil, 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

•                  100% ownership in the Gualcamayo open pit gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

•                  100% ownership in the Mercedes underground gold and silver mine located approximately 300 km south of Tucson, Arizona in northern Sonora State, Mexico.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina.

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•                  Other projects in Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources and production from mineralized reefs at João Belo, Canavieiras, Serra do Córrego, Morro do Cuscuz, and Morro do Vento mines.  Jacobina produced approximately 1.58 million tonnes of ore and a total of 73,695 ounces of gold in 2013.

•                  A conventional flotation mill, with Carbon-in-Pulp (CIP)/Carbon-in-Leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for three years with plans for further expansion.

Prior RPA’s (then Scott Wilson RPA) involvement with Jacobina occurred in 2006 and consisted of a valuation of the exploration properties in the area of the Jacobina Mine Complex during the acquisition of DSM.  In 2009, RPA completed an independent technical report on the Jacobina Mine Complex to provide technical backup for the public disclosure of reserve and resource totals.

SOURCES OF INFORMATION

The Qualified Persons for this report are Messrs. Chester M. Moore, P. Eng., RPA Principal Geologist, and Normand L. Lecuyer, P. Eng., RPA Principal Mining Engineer.  Mr. Moore, visited the Jacobina Mine Complex on December 3 to 5, 2013.  In preparation of this report, Messrs. Lecuyer and Moore reviewed technical documents and reports on Jacobina supplied by JMC and Yamana plus on-site technical presentations from Jacobina personnel.

Discussions were held with personnel from JMC and Yamana:

•                  William H. Wulftange, Vice President, Resources & Reserves and Technical Compliance with Yamana.

•                  Sergio Jorge Saliba, General Manager with JMC

•                  Felipe Machado de Araújo, Resource Coordinator with Yamana

•                  Cid Bonfim Santos, Resource Geologist with Yamana

•                  Carolina Prescott Ferraz, Resource Geologist with Yamana

•                  Jose Eduardo Conte, Geology Coordinator with JMC

•                  Pablo Borges, Mine Geologist with JMC

•                  Claudio Fernandes, Operations Director with Yamana

•                  Mr. Felipe Goes Lima, Mine Planning Coordinator with JMC

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•                  Leonardo Estevam Pimentel Lima, Mine Planning Engineer with JMC

•                  Diogo Braga Brandani, Geomechanics Coordinator with JMC

•                  Marcos Paulo Dias Gomes, Plant Manager with JMC

•                  Romulo Vasconcelos Souto, Tailings Manager with JMC

•                  Amado Caneiro Azevedo, Laboratory Supervisor with JMC

Chester Moore is responsible for all sections of the Technical Report, except Sections 15, 16, 18, 21, and 22 and parts of Sections 1, 25, and 26.  Norman Lecuyer is responsible for Sections 15, 16, 18, 21, and 22 and the remaining parts of Sections 1, 25, and 26 of the Technical Report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short tons per year

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Hz	hertz	stpd	short tons per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Yamana Gold Inc. (Yamana).  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to RPA at the time of preparation of this report,

•                  Assumptions, conditions, and qualifications as set forth in this report, and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

The Brazilian government department responsible for mining land, Departamento Nacional de Produção Mineral (DNPM) maintains an internet-based system for accessing information on exploration concessions granted in Brazil.  Yamana has a computerized claim management system that monitors this site regularly and updates claim data as required.  For the purpose of this report, RPA has relied on ownership information provided by Yamana.  RPA has not researched property title or mineral rights for the Jacobina Mine Complex (Jacobina) and expresses no opinion as to the ownership status of the property.

RPA has relied on Jacobina Mineração e Comércio S. A. for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Jacobina.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Jacobina Mine Complex and outlying Pindobaçu deposit, as shown in Figure 4-1, are located in the state of Bahia in northeastern Brazil (11º15’ S and 40º31’ W), approximately 340 km northwest of the city of Salvador.  Salvador is the state capital of Bahia and has a population of approximately 2.9 million inhabitants.

The Jacobina Project forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 5.0 km to 25 km in width.  This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property.

LAND TENURE

The property consists of 5,996 ha of mining concessions, a mining claim covering 650 ha, and 113,546 ha of exploration permits and claims, all owned by Yamana through its wholly owned subsidiary JMC.  The leases and granted exploration concessions were surveyed and are marked by concrete monuments at each corner which remain in place.  A complete list of the mining and exploration concessions with their current status as of November 2013 is included in Appendix 1.  The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare.

Virtually all of mining concessions 157, 608, and 1461 are located within the boundary of Parque Sete Passagens or the park buffer zone.  Mining is not permitted within the park, but JMC has valid mining concessions issued by the Departamento Nacional de Produção Mineral (DNPM) and JMC is currently negotiating for access into the park with state government and park officials.

JMC does not pay royalties but does pay taxes exclusive to the mineral sector called CFEM (financial compensation for the exploitation of mineral resources).

JMC has all required permits to conduct work on the property.  RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

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Environmental liabilities on the JMC property include the mined out Joao Belo open pit and waste stockpiles as well as the tailings storage facility.  JMC has plans to address these liabilities during the life of the mine and/or during the mine closure phase.

JMC and associated companies were involved in 18 environmental infractions with the federal and municipal governments.  The infractions generally involved tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations.  JMC is actively working to resolve these issues.

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FIGURE 4-1   LOCATION MAP

4-3

FIGURE 4-2   MINING AND EXPLORATION CONCESSIONS

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The “Accessibility, Climate, Local Resources, Infrastructure and Physiography” are stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

Access to the property is via paved secondary highway to the town of Jacobina, located approximately 330 km to the north-northwest of Salvador, the state capital of Bahia.  Well-maintained paved roads from Jacobina town provide access to the JMC as well as the Pindobaçu deposit.

CLIMATE

Jacobina is located in a region of subtropical, semi-arid climate.  Precipitation at Jacobina is somewhat higher than the regional average, likely due to the mountain range which hosts the deposits.  Average annual precipitation is 840 mm, with the May to October period being somewhat drier than the rest of the year.  Temperatures vary little throughout the year.  July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º.

LOCAL RESOURCES

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 79,247 as reported in 2010 by the Instituto Brasileiro de Geografia e Estatística.  It provides all the accommodation, shopping, and social amenities necessary for the mine’s labour force.  Electrical services are supplied to the mine by COELBA — Companhia de Electricidade do Estado da Bahia.  Telephone and high speed internet service are available via the town of Jacobina.

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INFRASTRUCTURE

Jacobina currently operates five mines and has all required infrastructure necessary for a mining complex including:

•                  Five underground mines: Canavieiras, João Belo, Morro do Cuscuz, Morro do Vento, and Serra do Córrego.

•                  A conventional flotation mill, with CIP/CIL circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for three years with plans for further expansion.

PHYSIOGRAPHY

Jacobina is located in a region with generally flat to low rolling hills at an elevation of approximately 500 m.  The immediate area around Jacobina consists of steep-sided ridges rising to 1,200 m produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group.

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6 HISTORY

The “History” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March 2008, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Serra do Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896.  Total reported production is 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au.

PRIOR OWNERSHIP

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation (Anglo American).  A feasibility study recommended that a mine be developed at Itapicurú (Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month.  Mine development commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 242,550 tonnes with a recovered grade of 4.88 g/t Au, yielding 38,055 ounces of gold.

Exploration between 1984 and 1987 at the João Belo Norte Hill outlined sufficient reserves to warrant an open pit operation, development of which commenced in August 1989.  Concurrently, the processing plant capacity was increased to 75,000 tonnes of ore per month.  In 1990, 538,000 tonnes grading 1.44 g/t Au were produced, mainly from the open pit.  Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 tonnes milled for a recovered grade of 2.08 g/t Au.  Underground development at João Belo commenced in 1990.

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William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.  From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 g/t Au to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento Intermediate and Morro do Vento Extension) and João Belo areas.

In September 2003, Desert Sun Mining Corp. (DSM) completed the required exploration expenditures to earn a 51% interest in JMC and then exercised its option to acquire the remaining 49% interest of the company which owned the mineral rights, mines, and a 4,000 tpd plant located on the Jacobina property.  DSM had initiated exploration in the Jacobina Project area in the fall of 2002 and this program was substantially expanded in September 2003.  The original property holdings which extended approximately 62 km along strike were expanded considerably so that the current property covers a strike length of 155 km.

Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately US$37 million.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit.  As of December 31, 2005, the drift was 720 m in length.  In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005, was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g/t Au.  Gold production was 18,683 ounces at an average cash cost of US$292 per ounce.  The average recovery rate at the mill was 95.4%.

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.  Yamana owns a 100% interest in JMC.

The first systematic evaluation of the Pindobaçu zone was done between 1985 and 1988, by a joint venture of Mineração Pindobaçu Ltd. and TVX Participações Ltd.  The work completed included stream and soil sampling, trenching, and channel sampling,

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diamond drilling (10 holes totalling 319 m), and metallurgical testing.  The joint venture published historic mineral resources totalling 1,458,000 tonnes grading 1.9 g/t Au at Barrocão Hill and 155,520 tonnes grading 2.29 g/t Au at Santa Cruz Hill.  RPA has been unable to verify this publicly disclosed information and the information is not necessarily indicative of the mineralization on the property that is the subject of this report.

In mid-1991, the Companhia Baiana de Pesquisa Mineral conducted an evaluation of gold workings in the area including the Pindobaçu deposit which was described a new type of gold occurrence as it is associated with quartzites in the Mundo Novo Greenstone Belt.

From 2004 to the end of 2010, JMC conducted exploration activities such as trenching, geophysics, and diamond drilling at Pindobaçu.  A total of 11,209.12 m of diamond drilling was completed during this time.

Yamana has no immediate plans for further exploration at Pindobaçu.

PAST PRODUCTION

Total production for Jacobina since mining commenced in 1983 is shown in Table 6-1.

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TABLE 6-1   HISTORICAL PRODUCTION TO DECEMBER 31, 2013

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Notes:

1.              Gold grades are recovered grades.

2.              1998 production from January to November only.

3.              July to December 2005 does not include 11,935 ounces gold from development muck.

4.              From 2009, stockpile is related to annual variation (final — initial).

5.              From 2009, all data were extracted from the KRI.

6.              Grades by individual deposits not available in 2009.

7 GEOLOGICAL SETTING AND MINERALIZATION

The “Geological Setting” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.

The gold-bearing reefs range from 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusives are enriched in gold.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Not all conglomerates of the Serra do Córrego Formation are mineralized and many of them are completely barren of gold.

REGIONAL GEOLOGY

The Precambrian terrains of the northeastern part of the São Francisco Craton (Almeida, 1977) in the state of Bahia show evidence of a prolonged terrain accretion history.  The three major Archean crustal units, the Gavião, Serrinha, and Jequié blocks underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt as shown in Figure 7-1.

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A prominent zone of crustal weakness within this portion of the craton is the Contendas- Jacobina lineament, a 500 km long, and approximately north-trending suture zone, located close to the eastern margin of the Gavião block (Figure 7-1).  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

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FIGURE 7-1   REGIONAL GEOLOGY

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PROPERTY GEOLOGY

The Bahia Gold Belt (Figure 7-2) overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated mountain ranges that rise up to 1,200 m above sea level.  The longitudinal valleys bordering the mountains correspond to deeply weathered ultramafic sills and dikes.  The east-west oriented valleys represent weathered mafic to intermediate dikes.  Archean tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range.  At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex.  The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (MNGB).

The Pindobaçu geology is composed of two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina Group.  The Archean MNGB is composed, from east to west, of an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates.  The Jacobina Group is represented by the Serra da Paciência Formation.  This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite; pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

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FIGURE 7-2   PROPERTY GEOLOGY

7-5

JACOBINA GROUP

The stratigraphic subdivisions of the Jacobina Group (Leo et al., 1964; Griffon, 1967; Mascarenhas et al., 1998) have long been controversial.  While the stratigraphy in the Jacobina Mine area was well documented, the most difficult task is to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.  Pearson et al. (2005) considers that the Jacobina Group comprises basically the lower Serra do Córrego and the upper Rio do Ouro formations, according to sedimentary and stratigraphic studies carried out by Oram (1975), Minter (1975), Strydom and Minter (1976), Couto et al. (1978), and Molinari et al. (1986).  The stratigraphic nomenclature developed by these writers has been successfully employed within the Jacobina Mine area for over 25 years and its usage has been continued by Desert Sun and Yamana.

SERRA DO CÓRREGO FORMATION

The Serra do Córrego Formation forms the western ridge of the Serra da Jacobina and is exposed for a strike length of about 90 km.  It consists of an interbedded series of orthoquartzites and oligomictic conglomerates that collectively range in total thickness from 500 m to 1,000 m.  The conglomerate pebbles are composed of polycrystalline quartz with rare, fine-grained, fuchsite and rutile-bearing quartzite, with a matrix of quartz, sericite and fuchsite with detrital zircon, non-chromiferous rutile, tourmaline, and chromite grains (Ledru et al., 1997).

The geological plan map (Figure 7-3) of the Jacobina area shows the distribution of the Serra do Córrego Formation.  Figure 7-4 is a stratigraphic column of the Serra do Córrego Formation modified after Molinari et al. (1986) and Figure 7-5 shows the correlation of stratigraphy among the major present and former mines.  The formation in the Jacobina Mine area is divided into three major units described below.

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FIGURE 7-3   GEOLOGY OF THE MINE AREA

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FIGURE 7-4   STRATIGRAPHIC COLUMN OF THE SERRA DO CÓRREGO FORMATION

7-8

FIGURE 7-5   STRATIGRAPHIC COLUMNS IN THE MINE AREA

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The Lower Conglomerate (40 m to 200 m thick) outcrops along the lower parts of the western slopes of the Serra do Córrego, Morro do Vento, and Morro do Vento Extension areas and is composed of interbedded quartzites and pebbly quartzites and conglomerates. The reef zones are oligomictic conglomerates with pebble sizes ranging from 35 mm to 60 mm that are interbedded with orthoquartzites.  This unit hosts the gold deposits of the Basal Reef and the Main Reef.

The Intermediate Quartzite (130 m to 425 m thick) is primarily orthoquartzites with little or no conglomerate.  In the upper part of this unit is a distinct horizon known as the “marker schist” which is highly sheared quartz-sericite-chlorite schist that appears to represent a hiatus in the typical sedimentation pattern.

The Upper Conglomerate (120 m to 400 m thick) forms the most extensive division, and occurs from the Serra Branca block, in the north, to the Campo Limpo block, in the south. The sequence is comprised of quartzites, and pebbly quartzites with a number of conglomerate layers.  The reef zones are interbedded conglomerates and orthoquartzites with pebble sizes ranging from 50 mm at Canavieiras in the north to 100 mm at the João Belo Mine in the south.  The Upper Conglomerate Zone hosts the main gold orebodies of the Canavieiras, Morro do Vento and João Belo mines, as well as, the Serra Branca and Serra do Córrego gold mineralization.

Oram (1975), Minter (1975), and Strydom and Minter (1976) concluded, based on isopachs and pebble size data, that the paleoslope during the sedimentation of the Serra do Córrego Formation was inclined to the west.  The westerly paleocurrent direction, indicated by the vectoral data, drained a provenance area to the east of the present outcrop area, and deposited these sediments in a fluvial environment.

ULTRAMAFIC SILLS AND DIKES

The deep longitudinal valleys bordering the mountains which form the Jacobina range correspond to weathered pre- to syn-tectonic ultramafic sills and dikes.  These intrusives include dark green metaperidotite and metapyroxenite, which acquire a brownish stain where weathered (Teixeira et al., 2001).  According to these authors, deformation and metamorphism, coupled with hydrothermal alteration, have transformed these rocks into fine-grained, protocataclastic schists containing talc, serpentine, chlorite, tremolite, and carbonate.  In the Jacobina Mine area, the ultramafic rocks, which were emplaced along

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north-trending structures, affected and reacted with the host rocks (quartzites and conglomerates of the Serra do Córrego and Rio do Ouro formations) producing metre-scale mottled zones in the hosts.  The ultramafic rocks display textural variation from aphanitic borders to a porphyroblastic core, textures typical of the chill margins of an intrusion.

These intrusive rocks are known to host high grade pyritic gold-bearing quartz veins in the Jacobina Mine area, and at several other places like Rio Coxo, Jaqueira, Mina Velha, and Várzea Comprida.  The age of these sills and dikes is still unknown.

MAFIC DIKES

Distinct from the ultramafic intrusions, there is a set of east-west oriented mafic to intermediate dikes that are typically weathered and marked by valleys.  These dikes correspond to a late-tectonic intrusive event which affected the Serra de Jacobina range.  These metamorphosed intrusive rocks are a distinctly later phase of intrusion crosscutting the ultramafic sills, and the metasediments of the Serra do Córrego, Rio do Ouro and Serra da Paciência formations.  The main rock types are metagabbro and metadiorite.  Locally, these dikes host restricted gold mineralization.

STRUCTURAL GEOLOGY

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500 km long, north-trending Contendas-Jacobina lineament.  Thrust-faults, sinistral strike-slip faults with reverse components, followed by regional open and tight folding, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continental/continental collision.  To the west, the Jacobina Group is thrust over the Archean Mairi Complex metamorphic terrain, the Campo Formoso Mafic-Ultramafic Complex, and the late to post-tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the Jacobina Fault.  This pattern changes progressively eastwards, to a series of steeply east-dipping blocks, bounded by several subparallel reverse faults, producing a domino structural style of blocks.

The Serra do Córrego Formation exposed on the west side of the basin forms part of an extensive homocline that dips consistently 50° to 70° to the east with top indicators to the

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east.  It appears that this orientation is the result of tilting during the intrusion of the late to post-tectonic Mirangaba-Carnaíba granite.

MINERALIZATION

The “Mineralization” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Jacobina Group hosts four different major types of gold deposits: conglomerate-hosted; quartzite, andalusite schist and metaconglomerate-hosted; ultramafic-hosted; and mafic/intermediate dike-hosted.  The characteristics of each of these principal types of gold deposits are described in the following subsections.

CONGLOMERATE-HOSTED GOLD DEPOSITS

Conglomerate-hosted deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic metaconglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation.  These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces, which post-date gold-mineralized fabrics.  The best examples of this group are found within the 40 km long Jacobina gold district (Canavieiras, Itapicurú [Morro do Vento and Morro do Vento Extension], and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Figure 7-6 is a geological plan map of the Jacobina Mine area showing the distribution of the gold-bearing reefs and Figure 7-7 is a cross-section of the João Belo area.  In the mine area, stratigraphy dips consistently eastward at 50o to 70o.  Cross-bedding and ripple marks indicate that the sequence is right-side-up.  Table 7-1 summarizes the principal characteristics of the main gold-mineralized reefs at Jacobina.  Economically, the most important past producers have been the Basal and Main reefs in the Lower Conglomerate Unit and the lower part of the Upper Conglomerates.  It is important to note, however, that

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only certain reefs within a particular package will be mineralized.  Other subparallel reefs with similar sedimentary features may be unmineralized.

TABLE 7-1   CHARACTERISTICS OF GOLD MINERALIZATION AT JACOBINA

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Zone	Location	Strike (m)	Thickness (m)	Average Grade (g/t Au)	Description
Morro do Vento/Morro do Vento Extension/Morro do Cuscuz (Itapicurú)
LVLPC	Morro do Vento	400	2	4.8	Large to very large pebbles, only locally mineralized
MU (Upper) Reef	Morro do Vento	1,700	3 to 10	2.0	Medium to small pebbles
LU (Lower) Reef	Morro do Vento	1,700	3 to 10	2.4	Medium to large pebbles
Main Reef	60 to 90 m above basement Itapicurú	3,000	Beds of 0.1 to 3, Zone up to 12	6.0	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults
Basal Reef	At or very near basement contact - Itapicurú	1,600	3 to 10	4.0	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras
Maneira	Canavieiras	600+	Beds of 0.4 to 7, Zone up to 70	1.7	Large to very large pebbles
Holandez	Canavieiras	600+	Beds of 0.9 to 6, Zone up to 30	1.7	Large to medium pebbles
Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with abundant pyrite
Liberino	Canavieiras	600+	1 to 3	6.1	10 m above Piritoso; medium to large pebbles
MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large pebble conglomerates
LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble conglomerate
João Belo
LVLPC	João Belo North	1,000+	1 to 3	4.4	Large to very large pebbles
LMPC	João Belo North	1,000+	10 to 25	2.2	Large to medium pebbles
MPC	João Belo North	1,000+	1 to 4	3.6	Medium sized pebbles; locally contains gold values
Anglo American Classification Terminology for Conglomerates of the Jacobina Group
Size	<4 mm	4-16 mm	16-32 mm	32-64 mm	>64 mm
Code	VSPC	SPC	MPC	LPC	VLPC
Name	Very Small Pebble Conglomerate	Small Pebble Conglomerate	Medium Pebble Conglomerate	Large Pebble Conglomerate	Very large Pebble Conglomerate

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FIGURE 7-6   JACOBINA MINE COMPLEX AREA GEOLOGY SHOWING DISTRIBUTION OF GOLD-BEARING REEFS

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FIGURE 7-7   CROSS SECTION THROUGH JOÃO BELO MINE

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The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 microns to 50 microns in size.  Gold mineralization rarely occurs in the pebbles, but when it does, it is along fractures.  Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes.  Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina Mine area, however, structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50 km north of Jacobina.

Fuchsite alteration is far more extensive than gold mineralization.  Conglomerates with white quartz pebbles and a green matrix dominated by fuchsite, generally contain only low or erratic gold values.  Gold mineralized conglomerates typically have greyish-blue pebbles and fine, disseminated pyrite and/or hematite in the matrix with strong silicification.

Within particular reefs, there is considerable local grade variation with higher grade zones concentrated along shear zones parallel to stratigraphy as noted by Milesi et al. (2002) at João Belo.  In the Basal Reef, previous mining was concentrated at the base of the conglomerate with stopes typically 2.0 m to 2.5 m wide, although the actual mineralized zone is 10 m to 12 m wide.  Despite this local grade variation, the overall grade of different reefs based on production records is remarkably consistent both along strike and down-dip.

QUARTZITE, ANDALUSITE SCHIST AND METACONGLOMERATE-HOSTED GOLD DEPOSITS

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g., Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings).  The main hydrothermal alterations associated with these are silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline.  The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas Fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group.  The best examples of this group are Coxo, Jaqueira, Maravilha and Lajedo gold workings.  The main related

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hydrothermal alterations for this group are silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

ULTRAMAFIC-HOSTED GOLD DEPOSITS

Ultramafic-hosted deposits comprise narrow, up to four metre thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hanging wall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência formations.  The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks.  The main hydrothermal alteration types are silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization.  A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

MAFIC/INTERMEDIATE DIKE-HOSTED GOLD DEPOSITS

Mafic/intermediate dike-hosted deposits are the last developed, and least important, group of gold mineralization within the Jacobina area.  They consist of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro formations.  The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults.  Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

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8 DEPOSIT TYPES

The “Deposit Types” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

Teixeira et al. (1999 and 2001), classified the gold deposit/occurrences of the Jacobina range into four groups, mainly based on the nature of the host rock.  These groups are:

1)             Conglomerate-hosted gold deposits — encompassing the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district;

2)             Mafic-hosted gold deposits represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz-pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations;

3)             Ultramafic-hosted gold deposits represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g., Mina Velha and Jacinto); and

4)             Quartzite-hosted gold deposits represented by shear zone-related quartz veins hosted by quartzite of the Rio do Ouro and “Cruz das Almas” Formations (e.g., Maravilha and Goela da Ema).

A fifth group has been defined by DSM (Pearson et al., 2005) and corresponds to gold mineralization related to strongly, hydrothermally altered zones that occur along the Pindobaçu fault system, which also affects the MNGB rocks (e.g. Pindobaçu, Santa Cruz and Fumaça artisanal workings).

Jacobina is a Precambrian quartz pebble conglomerate-type deposit, rich in gold and with traces of uranium.

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation.  DSM and Yamana, however, are of the view that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid

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flow along the Pindobaçu fault system which forms the eastern margin of the Jacobina basin (Pearson et al., 2005).  Fuchsite, which is widespread and often associated with gold, is a hydrothermal alteration mineral.  Gold mineralization is associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina Mine area as well as strongly fractured and brecciated quartzites in the Pindobaçu area, 50 km north of Jacobina.  In addition, the highest grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

Yamana has employed a hydrothermal model for the mineralization in its exploration approach, but stratigraphy is nonetheless very important because the conglomerates are the most permeable units in the package and are prime sites for deposition of hydrothermal mineralization.

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9 EXPLORATION

Previous regional exploration initiatives included geological mapping and an airborne geophysical survey (VTEM).  Most surface and underground exploration at Jacobina is carried out using diamond drilling.  This work is summarized in Section 10.

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10 DRILLING

To the end of December 2013, JMC reports that a total of 519,750.41 m of surface and underground drilling has been completed in the immediate Jacobina Mine Complex area.  This total consists of 3,958 underground drill holes (277,567.72 m) and 746 surface drill holes (242,182.69 m).

The procedures currently used during the diamond drilling programs are as follows:

•                  The collar locations of all drill holes are marked by JMC survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

•                  A Reflex Gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at three metre intervals in each hole.

•                  Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values.  All information is digitally recorded on paper forms or using Gemcom Logger software.  This includes recording:

•                  Lithologic contacts

•                  Descriptive geology

•                  Recording of heavy mineral and sulphide content

•                  Intensity of various alteration types

•                  Structural features, such as fracture and fault zones

•                  Core angles

•                  Core diameter

•                  Down hole inclination

•                  Core recovery record

•                  Rock quality designation (RQD) measurements

RPA is of the opinion that the logging and recording procedures are comparable to industry standards.

Table 10-1 lists selected intersections from the 2013 drilling at Jacobina.  Many of the holes returned gold intersections in several reefs but the list contains highlights only.  No topcut has been applied to the gold assays.

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TABLE 10-1   2013 JACOBINA EXPLORATION INTERSECTIONS

Yamana Gold Inc. — Jacobina Mine Complex

Drill Hole	From (m)	To (m)	Length (m)	True Width (m)	g/t Au	Reef
CANIF09	453.50	469.00	15.50	9.54	3.50	LVL
	493.00	506.00	13.00	8.00	2.05	LVL
	525.28	529.85	4.57	2.81	6.61	MU
	540.50	563.00	22.50	13.85	7.04	LU
CANIF11	310.50	337.15	26.65	13.73	3.30	Holandez
including	319.75	337.15	17.40	8.96	4.61	Holandez
CANIF13	637.30	651.00	13.70	6.28	3.41	LVL
	673.50	686.00	12.50	5.73	2.44	LVL
CANIF15	331.00	333.50	2.50	2.10	8.30	MSPC
CANIF16	293.30	297.63	4.33	3.55	7.97	MSPC
	362.86	364.49	1.63	1.34	21.27	LU
CANIF17	339.40	349.17	9.77	8.71	2.52	MU
CANIF18A	540.00	548.50	8.50	5.65	5.51	MU
CANIF20	330.75	339.00	8.25	8.22	4.29	MSPC
	390.95	399.30	8.35	8.32	2.36	LU
including	396.00	399.3	3.30	3.29	4.39	LU
CANIF21	474.75	480.70	5.95	3.56	12.10	LU
CANIF24	584.88	602.50	17.62	10.36	7.21	MU
	666.78	681.78	15.00	8.82	9.10	Uncertain
including	668.47	672.85	4.38	2.57	28.89	Uncertain
CANIF25	406.5	419.57	13.07	12.28	2.44	LU
including	414.20	419.57	5.37	5.05	3.34	LU
CANIF27	449.60	461.20	11.60	9.01	9.32	MU
including	452.50	456.00	3.50	2.72	14.60	MU
	472.50	476.30	3.80	2.95	17.25	LU
CANIF28A	617.90	623.50	5.60	1.82	3.65	Uncertain
CANIF31	586.50	589.20	2.70	2.31	5.51	MSPC
CANIF36	373.30	377.00	3.70	3.14	16.65	MSPC
CANIF37	315.50	319.35	3.85	2.95	12.99	MSPC
	323.65	339.76	16.11	12.34	4.45	LVL
including	324.15	328.65	4.50	3.45	7.51	LVL
including	335.70	338.70	3.00	2.30	7.48	LVL
	355.50	365.84	10.34	7.92	15.41	MU
including	355.50	358.05	2.55	1.95	11.13	MU
	371.10	373.50	2.40	1.84	11.08	LU
MVTEX06	497.00	502.54	5.54	5.49	7.27	MR
MVTEX08	462.25	468.60	6.35	6.13	2.82	MR
including	464.00	466.60	2.60	2.51	4.69	MR
MVTEX14	396.20	401.75	5.55	2.35	4.78	LVL

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The drill contractors used for surface drilling on the property was Geoserv Pesquisa Geologicas S.A., WFS Sondagem Ltda, (Servitec), and Geologia e Sondagens Ltda. (Geosol).  Underground diamond drilling was completed by JMC.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

The current methodology of sampling drill core and underground workings at Jacobina is described below.

Diamond drill core:

1.              Core is placed in labelled boxes at the drill site and the boxes are transported by the drill contractor to the logging facility.

2.              All core is photographed.

3.              Sampling/assay intervals are generally 0.5 m in length in the conglomerates and 1.0 m in the boundary quartzites but can be shorter to respect geological boundaries.  Four 0.5 m boundary samples are taken in the waste quartzites on each side of a conglomerate intersection.

4.              Sample numbers are assigned to the intervals.  Certified standards and blanks are inserted into the sample stream.

5.              Core samples (NQ) from the surface drilling are cut in half with one half sent for assay and the other half stored on site.  Underground drilling (LTK48) is sampled in its entirety.  All the core samples are placed in bags and are sent to the mine laboratory at JMC for preparation and analysis.

RPA notes that the certified standards used by JMC are purchased from an external source.  These standards are composed of different mineralogy than the Jacobina ores.  It is recommended that a series of standards be prepared and certified using material gathered at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

No overall core recovery statistics were reviewed, but from the inspection of a number of drill logs and visual inspection of split core from several drill holes, it is estimated that there is better than 95% overall core recovery.  In RPA’s opinion, the sampled core should provide a reliable reflection of the mineralization in the mining operation.

Underground sampling is carried out as follows:

1.              Underground faces are washed and the contacts of the mineralization are marked.

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2.              Channel samples are taken at right angles to the dip across the face in both ore and waste respecting the geological contacts.  The normal sample length is 0.5 m.

3.              Samples are bagged and sent to the Jacobina laboratory for preparation and assaying.  No standards or blanks are inserted into the sample stream.

RPA is of the opinion that the sampling methodologies at Jacobina conform to industry standards.  It is recommended, however, that underground sampling be carried out horizontally across the face rather than perpendicular to the dip of the rock units.  These samples will be just as effective in representing the grade of the material exposed and will provide easier access to the sample site rather than having to climb to reach the sampling sites on the hangingwall side of the opening.

The results of the underground samples are used for short term forecasting and grade control, and not for Mineral Resource estimation.  RPA recommends that standard and blank samples be added to the underground channel samples prior to analysis and the face samples be incorporated into the resource estimation process.

The following procedures are used by the JMC laboratory for sample preparation and assaying:

1.              A submittal form is filled out by a Jacobina geologist or technician and delivered with the samples to the mine laboratory.

2.              Samples are sorted, logged in, opened, and dried at 110ºC.

3.              The entire samples are crushed in a jaw crusher to better than 90% passing 10 mesh.  Crushers are cleaned with compressed air between every sample and with quartz every tenth sample.  Every second quartz sample is placed into the analytical sequence.  Granulometric checks are done three times per shift.

4.              A 500 g subsample is taken by a rotating splitter.  The split is pulverized using a steel ring mill to better than 95% passing 150 mesh.  Pulverizers were cleaned with compressed air after each sample and with quartz after every tenth sample.  Every second quartz sample is placed into the analytical sequence.  Granulometric checks are done three times per shift.

5.              Standard fire assay (FA) methods using a 50 g pulp sample were used to determine total gold content.  Samples logged with visible gold can be assayed using a metallic assay protocol.  In this case a 500 g split is pulverized to 95% passing 150 mesh and screening this pulp results in a fine and coarse fraction (containing any coarse gold) for assaying.

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6.              The sample, fluxes, lead oxide litharge, and silver are mixed and fired at 1,100ºC to 1,170ºC for 50 to 60 minutes so that the precious metals report to the molten lead metal phase.  The samples are removed from the furnace and poured into molds.  Next, the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 920ºC to 960ºC for one hour to oxidize all the lead and render a precious metal bead.

7.              The cupels are removed from the furnace and the beads are separated for acid digestion using nitric and hydrochloric acid to take the precious metals into solution.  The sample solutions are analyzed by atomic absorption spectrophotometer (AAS).  For metallic assays, the coarse fraction is assayed in total and an aliquot of the fine fraction is analyzed.  The gold concentration of the entire sample is determined by weighted average.

8.              Analytical batches contain 42 client samples, two pulp duplicates, two reagent blanks, and two certified standards.

QUALITY ASSURANCE/QUALITY CONTROL

Yamana and JMC use certified reference materials (standards), blanks, and coarse crush duplicate samples and pulp duplicates to monitor the precision, accuracy and quality of the laboratory process.  Yamana has protocols in place for describing the frequency and type of quality assurance/quality control (QA/QC) submission, the regularity of analysis of QA/QC results, failure limits, procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

STANDARDS

Yamana Exploration inserts one standard for every 30 samples submitted to the JMC laboratory.  JMC Mine Geology inserts one standard for every 60 samples submitted to the JMC laboratory.  Standards of low, medium, and high gold grades are supplied in pre-packaged bags purchased from Geostats Sample and Assay Monitoring Service (Geostats) in Australia.  Geostats provides Yamana with certificates listing the round robin assay results and the expected standard deviation for the assay results for each standard.

JMC Mine Geology submitted 1,104 standard samples between October 2012 and October 2013 (submission frequency of one standard per 60 samples).

Table 11-1 shows the failure rates for the various standards submitted.  The results are acceptable.  The overall failure rate of 10.96% essentially meets the target of 10% standard failures, which are greater than plus or minus two standard deviations (2SD).

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TABLE 11-1   FAILURE RATES OF STANDARDS

Yamana Gold Inc. — Jacobina Mine Complex

Standard	Grade (g/t Au)	No. of Samples	No. of Failures (>+/- 2SD)	Failure %
G909-7	0.49	193	9	4.7
G910-7	0.51	69	1	1.4
G900-2	1.48	151	26	17.2
G308-8	2.45	69	6	8.7
G308-3	2.50	125	15	12.0
G307-1	3.37	190	26	13.7
G903-6	4.13	70	7	10.0
G311-2	4.93	126	26	20.6
G306-3	8.66	111	5	4.5
Total		1,104	121	11.0

The high failure rates for standards G900-2, G308-3, G307-1, and G311-2 were discussed with the laboratory as the failures occurred.  RPA notes that only four results were greater than three standard deviations (3SD) for G900-2; only one result was greater that 3SD for G308-3; 13 results were greater than 3SD for G307-1, and seven results were greater than 3SD for G311-2.

Figure 11-1 shows the failure occurrences of standards G900-2 and G307-1.

11-4

FIGURE 11-1   ASSAY RESULTS OF STANDARDS G900-2 AND G307-1

11-5

BLANK SAMPLES

Blank samples are composed of siliceous material, which is known to contain gold grades that are less than the detection limit of the analytical method in use (L/D JMC Lab-AuFA50 = 0.005 ppm Au).  Yamana Exploration and JMC Mine Geology procedures require submission of three blank samples for every 100 samples submitted to the laboratory.  JMC Mine Geology submitted 1,793 blank samples between October 2012 and October 2013 (submission frequency of three blanks per 100 samples).

There were only 18 samples (1.0% of total) which returned results greater than five times the detection limit (five times 0.005 ppm Au).  Yamana’s procedures prescribe investigation by the laboratory as well as re-analysis of the entire batch associated with failed blank samples when required.  Figure 11-2 illustrates the results of the analyses of the blanks inserted into the sample stream.

FIGURE 11-2   ASSAY RESULTS OF INSERTED BLANK SAMPLES

COARSE CRUSH DUPLICATES

Yamana procedure requires a submission of one coarse crush duplicate for every 20 samples.  Between October 2012 and October 2013, 2,517 drill hole coarse crush duplicate samples were analyzed for gold.  The average grade of all the original samples was

11-6

essentially identical to the duplicate samples (0.642 g/t Au versus 0.649 g/t Au).  Figure 11-3 shows a small relative difference of 1.1%.  Most of the variance was at gold concentrations between detection limit and 2.0 g/t Au.

FIGURE 11-3   COARSE CRUSH DUPLICATE COMPARISON

INTER-LABORATORY PULP DUPLICATES

Selected pulp samples are routinely sent by the JMC laboratory on a monthly basis to SGS Geosol Lab Ltda (SGS) in Goiânia and Acme Analytical Laboratories Limited (Acme) in Belo Horizonte for re-analysis.  Analysis of these pulps is useful for measuring the precision of the analytical process on the mine laboratory, assuring better average of accuracy and control on assays.

Mean differences for checked samples between January and October 2013 were examined.  The results of the re-analyses returned an averaged mean difference of -2.40% with SGS and -1.93% with Acme for this period.

RPA is of the opinion that the sample preparation and assay procedures used for the exploration and delineation drill core samples are in keeping with industry standards.

11-7

SAMPLE SECURITY

Samples are handled only by personnel authorized by JMC.  Samples from the mining operation are delivered directly to the mine laboratory each day upon completion of the underground sampling.  All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel.  The mineralized core intervals are logged and sampled, and the samples are delivered to the mine laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site.  The second half of split core is stored on-site as a control sample, available for review and resampling if required.

Based on our review and discussions with Jacobina personnel, RPA is of the opinion that sample security procedures at the Jacobina Mine Complex are in keeping with industry standards.

11-8

12 DATA VERIFICATION

Yamana’s digital drill hole databases, both exploration and mining, are in MS Access format, with data entered manually by a trained technician.  All drill log entries are checked by the responsible geologist.  Assay results are posted to the database on a daily basis only after scrutiny by the QA/QC supervisor who decides if any re-analysis is required.

Vulcan has an Open Database Connectivity connection tool.  All tables (Collar, Survey, Assay, Lithology, Alteration, etc.) are saved and exported into Vulcan.  Data validation is carried out on a table by table basis using the internal Vulcan checking routines.

Part of the resource database and several drill logs were reviewed by RPA for accuracy of assay transcription from the assay certificates.  No extreme length samples or excessive assay values were found.  Visual validation of drill hole positions and comparison of in-hole survey and collar surveys with original logs and survey documents revealed no errors.  The standard Gemcom GEMS validations for overlapping samples, etc., also returned no errors.

While on site in Brazil, the drill logs for four holes were compared to the core stored at site.  It was determined that the logging and sampling were completed to industry standards.

RPA requested drill logs, collar and downhole surveys, as well as assay certificates for 11 of the drill holes drilled in the past year.  A total of almost 2,800 assays were checked against the resource database and original assay certificates.  All data were found to be correctly entered onto the drill logs. Examination of split core in the core shed confirmed that lithologies and sample depths were accurately recorded in the drill logs.

Based on our data review and discussions with Jacobina personnel, RPA is of the opinion that data entry and verification procedures of exploration data at Jacobina are in keeping with industry standards.

12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING

PROCESSING PLANT

The mineral processing involves the following activities:  three-stage crushing of the ore, grinding of the crushed material into a pulp, gravity concentration of coarse gold, leaching of the pulp in a conventional cyanide leaching process, gold extraction of the enriched solution in Carbon-in-Leach (CIL) and Carbon-in-Pulp (CIP) tanks, and gold recovery in an electrolytic circuit.

METALLURGICAL TESTING

No significant metallurgical testing has been completed in recent years.

PLANT PRODUCTION

Plant adjusted production for 2013 totalled 1,575,628 tonnes grading 1.57 g/t Au after considering smelter recovery (Table 13-1).  The monthly tonnage, grade, and recovery varied during the year.  Lower mined grades in January and June resulted in a drop in gold recovery.  Mine production was lower than forecast in March as production was halted temporarily in March for an accident investigation.

13-1

TABLE 13-1   2013 PLANT PRODUCTION

Yamana Gold Inc. — Jacobina Mine Complex

Month	Tonnes	Production Grade (g/t Au)	Ounces	Recovery (%)
January	171,099	1.31	6,132	85.18
February	162,554	1.63	7,826	91.98
March	81,073	1.38	3,408	94.69
April	110,765	1.50	4,916	92.29
May	131,390	1.77	7,007	93.51
June	142,459	1.39	5,562	87.19
July	131,451	1.64	6,539	94.58
August	123,770	1.71	6,631	97.47
September	124,833	1.63	6,155	94.18
October	148,677	1.58	6,726	89.14
November	130,912	1.55	6,299	96.61
December	116,646	1.83	6,494	94.66
Total	1,575,628	1.57	73,695	92.48

13-2

14 MINERAL RESOURCE ESTIMATE

SUMMARY

For this report, RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Jacobina Mine Complex as reported by Yamana as of December 31, 2013.  RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Jacobina estimates.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.

RPA notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.  Narrow intersections were used in the block models to maintain grade and geological continuity and to facilitate future mine planning activities.  RPA recommends that these narrow intersections be carefully evaluated during the reserve design process to determine if they remain potentially economic at a minimum mining width.  If not, they should be removed from the Mineral Resources and the wireframes/solids adjusted accordingly.

As part of this audit, RPA carried out an independent estimate of reefs within the Morro do Vento, Canavieiras South, and João Belo deposits to allow for comparison of the JMC estimates with the RPA estimates, based on the surface and underground drill hole data and wireframes provided.  It is RPA’s opinion that the two series of estimates show acceptable agreement.

The 2013 global Mineral Resources total 52.2 million tonnes of Measured and Indicated Mineral Resources at an average grade of 2.89 g/t Au including the Mineral Resources which later have been converted to Mineral Reserves (Table 14-1 and 14-2).  The deposits are also reported to contain approximately 16.0 million tonnes of Inferred Mineral Resources at an average grade of approximately 3.1 g/t Au (Table 14-3).

14-1

RPA notes that the resources listed in Tables 14-1, 14-2, and 14-3 are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

TABLE 14-1   MEASURED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Canavieiras North	510,000	3.79	62,000
João Belo	8,518,000	2.31	634,000
Morro do Cuscuz	2,372,000	2.30	175,000
Morro do Vento	4,594,000	2.26	333,000
Serra do Córrego	1,338,000	2.51	108,000
Total Measured	17,332,000	2.36	1,312,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each deposit.

5.              Measured Mineral Resources include resources used to estimate Mineral Reserves.

6.              Totals may not add correctly due to rounding.

TABLE 14-2   INDICATED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Canavieiras South	11,615,000	3.67	1,371,000
Canavieiras Central	5,780,000	4.12	766,000
Canavieiras North	1,132,000	3.67	134,000
João Belo	5,004,000	2.07	333,000
Morro do Cuscuz	2,330,000	2.45	184,000
Morro do Vento	4,428,000	3.20	455,000
Serra do Córrego	4,544,000	1.97	287,000
Total	34,833,000	3.15	3,529,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each deposit.

5.              Indicated Mineral Resources include resources used to estimate Mineral Reserves.

6.              Totals may not add correctly due to rounding.

14-2

TABLE 14-3   INFERRED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Canavieiras South	2,240,000	3.5	250,000
Canavieiras Central	1,880,000	3.6	220,000
Canavieiras North	220,000	4.0	30,000
João Belo	3,580,000	2.1	240,000
Morro do Cuscuz	550,000	2.3	40,000
Morro do Vento	4,000,000	3.0	380,000
Serra do Córrego	1,160,000	2.4	90,000
Pindobaçu	2,354,000	4.5	338,000
Total Inferred	15,990,000	3.1	1,580,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each reef.

5.              Totals may not add correctly due to rounding.

INTRODUCTION

The methodology of estimating Mineral Resources by JMC and Yamana staff on recently updated resource estimates includes:

•                  Statistical analysis and variography of gold values in the assay database.

•                  Construction of a block model using Vulcan software.

•                  Grade interpolation using a kriging or inverse distance method.

A small amount of the resource estimates in the older parts of the mines or in outlying areas have been estimated in the past using a longitudinal section polygonal methodology and have not yet been converted to block model estimates.

RESOURCE DATABASE AND VALIDATION

RPA received header, survey, assay, lithology, composite data, and solids for the Morro do Cuscuz, Canavieiras, João Belo, Morro do Vento, and Serra do Córrego deposits from Yamana.  The database comprised 4,580 drill holes with 492,001 m of drilling for an average drill hole length of 107 m.  The database comprised 595,522 assay records totalling 408,511

14-3

m of assays for an average interval length of 0.69 m.  A total of 195,139 lithological records were included in the database.  Resource solids were provided for most reefs.

A total of 3,132 drill holes with 341,755 m of drilling from the database intersected the solids in the Yamana block models.  The average length of intersecting drill hole was 109 m.  The intersecting drill holes contained 440,116 assays of which 60,163 assays intersected the grade shells.  The average assay interval was 0.67 m in the intersecting drill holes and 0.55 m within the deposit solids.

All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by JMC geological staff and maintained as an on-site database.  RPA performed a variety of validation queries and routines in Gemcom to help identify data entry errors.  The database was found to be in good shape and no significant problems were noted.

ASSAY COMPOSITES

Previous studies of sample lengths have determined that 0.5 m was the most common length at Jacobina.  A composite length of 1.0 m was selected by JMC so that the majority of the assay intervals were not split into separate composite values.

GRADE CAPPING

The gold assay database was statistically examined by JMC for the presence of local high-grade outliers which could potentially affect the accuracy of the resource estimate.  Once these outliers were identified, the overall grade distributions of each deposit were used to establish cutting values.  Each deposit was examined separately by reef.  Table 14-4 shows the capping values assigned to each reef at each deposit

14-4

TABLE 14-4   TOP CUT VALUES (G/T AU)

Yamana Gold Inc. — Jacobina Mine Complex

Reef	Canavieiras North	Canavieiras Central	Canavieiras South	Joao Belo	Morro do Cuscuz	Morro do Vento	Serra do Córrego
ARB				8
Basal					20	14
Footwall					9	14
Hangingwall						13
Holandez	16						14
Liberino	25
LU (Lower)	15	30	15	20		20	23
LVL		20	13	8		15	8
Main Reef					6	25
Maneira	16	15					14
MSPC		20	16	9		10	9
MU (Upper)	18	17	16	19		12	23
Piritosa	50

Resource estimates were run without using cut assay values for comparison.  At the 0.5 g/t Au cut-off grade, the cut composite resource contained approximately 179,150, or 11.2%, more ounces of gold in the Canavieiras South reef, 54,056, or 3.49%, more ounces of gold in the João Belo reefs, and 45,150, or 7.98%, more ounces of gold in the Serra do Córrego reefs.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Drill hole data, plotted on detailed cross-sections at approximately 25 m intervals including all assay data, provide the basis for the geological interpretation and estimation of average grades of resource blocks.  The pierce points of the mineralized intersections are then plotted on vertical longitudinal sections.

JMC developed 3D solids using Vulcan software from the mineralized outlines on the cross sections.  The wireframe models are created using 3D polylines that are snapped on to the drill hole intervals.  Polylines are created on cross-sections and are joined together using tie lines, and the wireframes solids are validated.  JMC constructed block models in Vulcan for each reef using sub-block option to accurately reflect the 3D shapes of the veins.

14-5

ASSAY STATISTICS

The statistical analyses that were carried out on the database included:

•                  Histograms with basic statistics.

•                  Log-probability plots.

•                  Declustering of assay values

•                  Variography

Variography was completed on individual reefs in each of the mines.  As an example, the results of the variography from the João Belo deposit are summarized in Table 14-5.

TABLE 14-5  JOÃO BELO VARIOGRAPHY SUMMARY

Yamana Gold Inc. — Jacobina Mine Complex

Model	ARB Reef	LMPC Reef	LVL Reef	MPC Reef
C0 - Nugget	0.18	0.37	0.40	0.25
C1 – 1st Structure	0.61	0.35	0.21	0.57
C2 – 2nd Structure	0.21	0.28	0.39	0.18
A1 – 1st Range X (m)	34.0	25.0	28.0	20.0
A2 – 2nd Range X (m)	95.0	69.0	39.0	57.0
A1 – 1st Range Y (m)	11.0	22.0	14.0	20.5
A2 – 2nd Range Y (m)	20.0	45.0	26.0	37.0
A1 – 1st Range Z (m)	17.0	1.40	2.80	3.80
A2 – 2nd Range Z (m)	20.0	11.0	8.40	2.40

RPA tagged those assays to be included in the resource estimation in the Canavieiras South, João Belo, and Serra do Córrego deposits.  A total of 34,854 assays were identified within the areas to be estimated.  Basic statistics for uncut and cut gold assays on a zone by zone basis are given in Table 14-6.

14-6

TABLE 14-6  SUMMARY OF ASSAY RECORDS

Yamana Gold Inc. — Jacobina Mine Complex

ZONE	Uncut Au (g/t)	Cut Au (g/t)
Canavieiras South Zone (n=1,612)
Mean	6.50	5.36
Standard Deviation	7.46	4.21
Coefficient of Variation	1.15	0.79
Maximum	84.93	16.00
João Belo Zone (n=24,689)
Mean	2.48	2.27
Standard Deviation	10.73	3.23
Coefficient of Variation	4.33	1.32
Maximum	1,439	20.00
Serra do Córrego Zone (n=8,553)
Mean	4.20	3.72
Standard Deviation	5.55	3.17
Coefficient of Variation	1.32	0.85
Maximum	154.3	23.0

Table 14-7 shows the basic statistics for the assay composites within the grade shells.  JMC opted to complete statistical analysis of the cut composites based on the small difference between the cut assay values and the cut composites.  RPA notes that it is normal practice to use assay values for statistical evaluation.  However, after comparing the statistics of cut assay values with those of the cut composites and completing a block model using both sets of values, RPA agrees that, in this case, the difference in grades is within the acceptable range of a Measured or Indicated Mineral Resource.

14-7

TABLE 14-7  SUMMARY OF ASSAY COMPOSITES

Yamana Gold Inc. — Jacobina Mine Complex

Zone	Uncut Assays (g/t)	Cut Assays (g/t)	Cut Composites (g/t)
Canavieiras South Zone (n=1,107)
Mean	4.13	3.43	3.69
Standard Deviation	5.61	3.39	3.88
Coefficient of Variation	1.36	0.99	1.05
Maximum	47.84	16.00	16.00
João Belo Zone (n=15,267)
Mean	2.60	2.38	2.47
Standard Deviation	5.32	2.52	2.75
Coefficient of Variation	2.04	1.06	1.12
Maximum	405.1	20.00	20.00
Serra do Córrego Zone (n=5,385)
Mean	2.53	2.30	2.41
Standard Deviation	3.65	2.49	2.88
Coefficient of Variation	1.44	1.08	1.19
Maximum	65.48	21.23	23.00

BULK DENSITY

RPA understands that density measurements have been made on drill core over the years by Jacobina staff and the average value used in past estimations of Mineral Resources is 2.62 g/cc for all reefs and waste rock including dykes.  Individual density values, which are dependent on average pyrite content, were used for each mineralized zone in the current estimates (Table 14-8).

TABLE 14-8  BULK DENSITY

Yamana Gold Inc. — Jacobina Mine Complex

Deposit	Density (g/cc)
Canavieiras Central	2.628
Canavieiras North	2.634
Canavieiras North	2.628
João Belo	2.600
Morro do Cuscuz	2.626
Morro do Vento	2.615
Serra do Córrego	2.623

14-8

CUT-OFF GRADE

A cut-off grade of 0.50 g/t Au was chosen by JMC for inclusion of mineralized lenses in the underground resource estimate.  A 0.50 g/t Au cut-off grade was derived using the following assumptions:

•                  Average operating cost of approximately US$43.00 per tonne (mining, processing, general and administrative (G&A) costs)

•                  Metallurgical recovery of 94%

•                  Gold price of US$1,500 per ounce

For these resources, Yamana’s current long term gold price was used.  The 0.50 g/t Au cut-off grade is considered reasonable by RPA.

INTERPOLATION PARAMETERS AND BLOCK MODELS

Block model grades were interpolated into blocks using Ordinary Kriging, (except Canavieiras South which used inverse distance weighting due to lower density of information), and appropriate parameters for each mine.  This was done using an elliptical octant search in three passes to populate the reef solids with resource gold grades.  The first pass required a minimum of four composites and a maximum of 15 composites with a minimum of two drill holes.  The second pass required the same number of composite samples and drill holes but used a larger search ellipsoid.  The final pass required a minimum of 3 composites and a maximum of 15 composites with a minimum of only one drill hole.  The parameters for the block model were as follows:

•                  Block size: 10.0 m (E-W) x 10.0 m (N-S) x 10.0 m (vertical)

•                  Sub-blocks: 1.0 m x 1.0 m x 1.0 m

•                  Search radii: Dependant on the spatial analysis of each mine (Table 14-9)

14-9

TABLE 14-9  SEARCH DISTANCES FOR THE JOÃO BELO DEPOSIT

Yamana Gold Inc. — Jacobina Mine Complex

Reef	Pass	Major Axis (m)	Semi-major Axis (m)	Minor Axis (m)
ARB	1	70	40	10
	2	140	80	20
	3	210	160	30
LMPC	1	70	50	10
	2	140	100	20
	3	200	200	30
LVL	1	40	30	10
	2	80	60	20
	3	160	120	30
MPC	1	60	40	5
	2	120	80	10
	3	200	160	20

Longitudinal views of the Canavieiras South, João Belo, and Serra do Córrego deposits are shown in Figures 14-1, 14-2, and 14-3.

RPA notes that the second search volume is often based on a distance exceeding the variogram range for each deposit.  This distance is used to categorize blocks as Indicated Resources during the classification process.

In RPA’s opinion, the search parameters used for the grade interpolation are acceptable for the Jacobina deposits but are not consistent with common industry practice which would limit search distances for Indicated Resources to the range of the variogram.

14-10

FIGURE 14-1  GRADE DISTRIBUTION OF THE CANAVIEIRAS SOUTH DEPOSIT

14-11

FIGURE 14-2  GRADE DISTRIBUTION OF THE JOÃO BELO DEPOSIT

14-12

FIGURE 14-3  GRADE DISTRIBUTION OF THE SERRA DO CÓRREGO DEPOSIT

14-13

CLASSIFICATION OF THE MINERAL RESOURCES

The resource blocks are classified based on estimation pass and the presence of underground openings.  The Measured Resource category is based on the first interpolation pass and the proximity of mapped and sampled underground workings. The Indicated Resource category is based on the second interpolation pass and the Inferred Resource category is based on the third interpolation pass.

A post processing “smoothing” was completed to remove erratic areas occur as scattered blocks assigned as a higher category located within an area made up entirely of blocks assigned a lower category or vice versa.

The resource categories of the blocks were displayed on longitudinal sections (Figures 14-4, 14-5, and 14-6).

14-14

FIGURE 14-4  RESOURCE CLASSIFICATION OF THE CANAVIEIRAS SOUTH DEPOSIT

14-15

FIGURE 14-5  RESOURCE CLASSIFICATION OF THE JOÃO BELO DEPOSIT

14-16

FIGURE 14-6  RESOURCE CLASSIFICATION OF THE SERRA DO CÓRREGO DEPOSIT

14-17

MINERAL RESOURCE SUMMARY

Table 14-10 contains the Mineral Resources for the Jacobina operations as of December 31, 2013 inclusive of those Mineral Resources used to estimate Mineral Reserves.

TABLE 14-10  MINERAL RESOURCES (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Classification	Tonnes	Grade (g/t Au)	Gold (oz)
Measured	17,332,000	2.36	1,312,000
Indicated	34,833,000	3.15	3,529,000
Total Measured & Indicated	52,165,000	2.89	4,842,000
Inferred Mineral Resources	15,990,000	3.1	1,580,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each deposit.

5.              Measured and Indicated Resources include resources used to estimate Mineral Reserves.

6.              Totals may not add correctly due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

MINERAL RESOURCE VALIDATION

Validation of the block models by Yamana included:

•                  On screen displays of plans and sections showing composite and block grades.

•                  Drift analysis calculated over “slices” along the strike of each zone.  For these analyses, the kriged mean grades were compared with the original sample mean grades.

RPA understands that the results of the above validation were satisfactory.  RPA also recommends that future estimates be validated using the total tonnes, grade, and gold content from an alternate interpolation method (Nearest Neighbour) as well as the current validation methodologies.

14-18

Figure 14-7 shows the results of the Yamana drift analyses for gold comparing block grades versus original samples for the João Belo deposit.  The results show satisfactory correlation.

FIGURE 14-7  DRIFT ANALYSES

João Belo - ARB Reef

14-19

João Belo - LMPC Reef

João Belo - LVL Reef

14-20

João Belo — MPC Reef

RPA validated the block models for each zone.  Cross-sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades.  No significant errors were noted.

An inverse distance squared (ID2) estimate was independently completed on selected zones using verified grade shells.  The results were compared with the Yamana totals (Table 14-11).  It is RPA’s opinion that the two series of estimates show acceptable agreement.

14-21

TABLE 14-11  COMPARISON OF MINERAL RESOURCE ESTIMATES

Yamana Gold Inc. — Jacobina Mine Complex

	Measured Resources		Indicated Resources		TOTAL
Estimation	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
Canavieiras South
JMC	0		11,615,000	3.67	11,615,000	3.67
RPA	0		11,634,000	3.59	11,634,000	3.59
João Belo
JMC	8,518,000	2.31	5,004,000	2.07	13,522,000	2.22
RPA	8,354,000	2.34	5,187,000	1.97	13,541,000	2.13
Serra do Córrego
JMC	1,338,000	2.51	4,544,000	1.97	5,882,000	2.09
RPA	1,419,000	2.45	4,592,000	1.96	6,012,000	2.08

Notes:

1.              Totals may not add correctly due to rounding.

2.              Mineral Resources are estimated at a 0.5 g/t Au cut-off grade.

Table 14-12 contains the Mineral Resources for the Jacobina operations as of December 31, 2013 that remain after the conversion of selected Mineral Resources to Mineral Reserves.

TABLE 14-12  MINERAL RESOURCES (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

Classification	Tonnes	Grade (g/t Au)	Gold (oz)
Measured	14,380,000	2.26	1,044,000
Indicated	19,560,000	2.50	3,570,000
Total Measured & Indicated	33,940,000	2.39	2,613,000

Inferred Mineral Resources	15,850,000	3.1	1,580,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au based on a long-term price of $1,500/oz Au and a total recovery of 94%.

3.              No minimum mining width was used.

4.              High assay values were cut using separate top cut values for each deposit.

5.              Mineral Resource totals exclude resources used to estimate Mineral Reserves.

6.              Totals may not add correctly due to rounding.

14-22

15 MINERAL RESERVE ESTIMATE

SUMMARY

For this report, RPA has reviewed the Mineral Reserve estimates of the various deposits at the Jacobina Mine Complex as reported by Yamana as of December 31, 2013.  RPA visited the site, met with management, and carried out a number of checks to verify the various procedures and numerical calculations used in the Mercedes estimates.

The Mineral Reserves are shown in Table 15-1.

15-1

TABLE 15-1  MINERAL RESERVES (DECEMBER 31, 2013)

Yamana Gold Inc. — Jacobina Mine Complex

	Proven			Probable			Total Reserves
	Tonnage	Au (g/t)	Au (oz)	Tonnage	Au (g/t)	Au (oz)	Tonnage	Au (g/t)	Au (oz)
Morro do Cuscuz	732,000	2.57	61,000	1,224,000	2.18	86,000	1,957,000	2.32	146,000
Morro do Vento	1,331,000	1.77	76,000	2,646,000	2.41	205,000	3,976,000	2.19	280,000
Serra do Córrego	218,000	2.33	16,000	1,255,000	2.35	95,000	1,473,000	2.34	111,000
Canavieiras South	0	0.00	0	8,787,000	3.19	901,000	8,787,000	3.19	901,000
Canavieiras Central	0	0.00	0	3,845,000	3.75	464,000	3,845,000	3.75	464,000
Canavieiras North	69,000	3.38	8,000	418,000	3.79	51,000	487,000	3.73	58,000
João Belo	1,624,000	2.02	106,000	1,813,000	1.57	92,000	3,437,000	1.78	197,000
Total Reserves	3,974,000	2.08	266,000	19,989,000	2.94	1,892,000	23,962,000	2.80	2,157,000

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Mineral Reserves are estimated at various cut-off grades as listed within the report.

3.              Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce.

4.              A minimum mining width of 2.5 to 3.0 m was used.

5.              Bulk average density is 2.61 t/m3.

6.              Numbers may not add due to rounding.

CONVERSION METHODOLOGY

RPA received the Jacobina block model and related files in Vulcan format and imported drill hole data, wireframes, and the block model into Gemcom.  The resource report was run at a 0.50 g/t Au cut-off grade and totals were reported for each stope with a breakdown into Measured, Indicated, and Inferred classes.  RPA checked application of the modifying factors, including the dilution and extraction (referred to as mining recovery), and the appropriate cut-off grades for each type of mining.  Also, the calculations for the conversion of Measured and Indicated Resources to Proven and Probable Reserves were verified for each zone.

The methodology used by Jacobina personnel is summarized as follows:

•                  Verify geometries for the block model and resource wireframes.

•                  Check that drifts and stopes completed were removed from the model.

•                  Carry out verification of wireframes.

•                  Design stopes using only Measured and Indicated Resources.

•                  Discard any resources within 30 m of the surface topography.

•                  Use minimum mining width of 2.5 m to 3.0 m.

•                  Use minimum pillar thickness of 4.0 m between stopes.

•                  Apply dilution and extraction factors as shown in Table 15-2.

•                  Estimate cut-off grade (COG) for various methods including SLS and CAF with and without development completed.

•                  Evaluate each mine with information including orebody geometry, mine layout, historical information, and empirical geotechnical analysis.

•                  For mine under development with no stoping history, estimate the dilution and extraction from the stability number and hydraulic radius conforming to the Mathews methodology.

•                  Use Datamine Mineable Stope Optimizer (MSO) and Stope Optimizer (Vulcan) for block model optimization.

•                  List stopes as “approved” or “not approved” based on cut-off grade prior to conversion to reserves.

RPA concurs with the conversion methodology utilized by Yamana and JMC.

15-3

DILUTION AND EXTRACTION

The dilution and extraction factors applied to the individual mines and are listed in Table 15-2.  These factors were used in converting the Mineral Resources to Mineral Reserves.

TABLE 15-2  DILUTION AND EXTRACTION FACTORS

Yamana Gold Inc. — Jacobina Mine Complex

Mine	Dilution	Extraction
CAC	15%	94%
CAN	15%	94%
CAS CAF	12%	95%
CAS SLS	16%	94%
JBA	15%	94%
MCZ	12%	94%
MVT	16%	94%
SCO	9%	95%

Note: JBN - João Belo; MVS, MVC - Morro do Vento South, Central; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — Canavieiras South, Central, North; CAF — cut and fill; SLS — sublevel longhole stoping.

CUT-OFF GRADE

While a single cut-off grade has been used in the past, the 2013 reserve estimates were completed using cut-off grade values determined for each mine and mining method based on a gold price of US$950, plant recovery of 94%, and operating costs depending on the mining method used.  The cut-off grades used for each of the four methods are listed in Table 15-3.

TABLE 15-3  CUT-OFF GRADES

Yamana Gold Inc. — Jacobina Mine Complex

Mining Method	JBN	MVS	MVC	MCZ	SCO	CAS1	CAS2	CAC	CAN
	Cut-Off Grades (g/t Au)
SLS “dnr” unfilled	1.47	1.61	1.54	1.42	1.53	1.50	NA	1.64	1.53
SLS “dr” unfilled	1.32	1.38	1.33	1.29	1.34	1.39	NA	1.52	1.40
SLS & CAF “dnr” filled	1.62	1.74	1.68	1.58	1.58	1.67	2.11	1.79	1.68
SLS “dnr” filled	1.50	1.55	1.50	1.47	1.51	1.56	NA	1.70	1.57

Note: JBN - João Belo; MVS, MVC - Morro do Vento South, Central; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — Canavieiras South, Central, North; CAF — cut and fill; SLS — sublevel longhole stoping; dr — development realized; dnr — development not realized.

15-4

RECONCILIATION

JMC has provided reconciliation of the 2013 results for mined versus milled tonnage, and planned versus recalculated feed grade, dilution, and mining recovery (extraction).  The reconciliation results are presented in Table 15-4.

TABLE 15-4   RECONCILIATION

Yamana Gold Inc. — Jacobina Mine Complex

	Mined vs. Milled Grade			Planned vs. Recalculated
	(g/t Au)			Feed Grade (g/t Au)			Dilution %			Mining Recovery %
Month	Grade	Grade	Var.%	Grade	Grade	Var. %	Planned	Mined	Diff.%	Planned	Mined	Diff.%
May-13	1.77	1.76	99%	1.53	1.77	116%	30%	26%	4%	94%	96%	-2%
Jun-13	1.56	1.54	99%	1.66	1.39	84%	27%	21%	6%	94%	100%	-6%
Jul-13	1.63	1.59	98%	1.63	1.64	101%	33%	12%	21%	94%	92%	2%
Aug-13	1.60	1.51	95%	1.66	1.71	103%	39%	36%	3%	93%	94%	-1%
Sep-13	1.80	1.64	91%	1.86	1.63	87%	27%	38%	-11%	94%	94%	0%
Oct-13	1.56	1.64	105%	1.61	1.58	98%	42%	40%	2%	94%	96%	-2%
Nov-13	1.63	1.45	89%	1.69	1.55	92%

Note: The reconciliation covers the period from May to November 2013 or about half of the year.

Overall, RPA finds the reconciliation to be within reasonable limits.

15-5

16 MINING METHODS

MINE DESIGN, MINING METHOD

The mining methods utilized at the Jacobina Mine Complex include the Sublevel Longhole Stoping (SLS) and the Cut and Fill (CAF) method for zones of shallow dips.

The SLS method consists of fan drilling as shown in Figure 16-1. Production drill holes vary in size from 87.5 mm to 112.5 mm and are drilled using four types of fan drills including the Simba ITH (in the hole), the Solo 5 7F, the Solo DL 420, and the Solo DL 421. As noted in Figure 16-1, for the most part drill holes are kept within a length of 20 m which helps control deviation. RPA recommends that a trade-off study of the drill set-up be completed.  For example, in areas where the zones are greater than 15 m in width driving, a drift on each contact would permit drilling parallel to the contact avoiding poor breakage that can occur at the toe of the holes with the present fan drill pattern.  It is also anticipated that the total drilling required would be reduced.  This would need to be weighed against the additional cost for the development.

The CAF method used is used almost only on the Canavieiras Sul portion of the Canavieiras Mine and the sequence is depicted in Figure 16-2 that follows.  After cross cutting to the zone, an initial cut is driven on the zone and through to a ventilation raise. Cut-outs on the ore are driven for several rounds on 30 m centres, from where production drilling will take place later in the process.  As development progresses, ground control in the form of rock bolts and cable bolts are installed on a systematic pattern.  Once the initial cut is completed, the second cut is driven overhead using breasting holes that break downwards onto the previous cut that has been backfilled.  Mucking of the stopes is carried out using a load-haul-dump (LHD) unit with a capacity of 11 tonnes to 17 tonnes which haul to mine trucks of 25 tonne to 40 tonne capacity.  Cross sections of the mines in Figures 16-3 to 16-7 show the vein dips and vertical extents as well as some of the existing development.

16-1

FIGURE 16-1                  SUBLEVEL STOPING CROSS SECTION

16-2

FIGURE 16-2A         CUT AND FILL STOPE SEQUENCES 1 AND 2

16-3

FIGURE 16-2B         CUT AND FILL STOPE SEQUENCES 3 AND 4

16-4

FIGURE 16-3                  CROSS SECTION 8753543 - MORRO DO VENTO

16-5

FIGURE 16-4                  CROSS SECTION 8753543 - CANAVIEIRAS

16-6

FIGURE 16-5                  CROSS SECTION 8756953 — SERRA DO CORREGO

16-7

FIGURE 16-6  CROSS SECTION 8755494 — MORRO DO CUSCUZ

16-8

FIGURE 16-7  CROSS SECTION 8756953 — JOÃO BELO

16-9

GEOMECHANICS, GROUND SUPPORT

The dilution estimates for the Jacobina Mine Complex have been developed through measurement of the stope geometries to evaluate the correlation between the stope dilution and the hydraulic radius (Hr).  Empirical models were developed to provide estimates of the potential dilution based on the Hr and the Stability Number based on the Mathews method. In Figure 16-8 shows the Stability Number (N’) plotted against the Hr, as well as estimated dilution curves and where the various mining zones plot on the stability graph.  Empirical models were also developed to estimate the equivalent linear over-break/slough (ELOS) for each of the mining areas.  The results are shown in Figure 16-9, indicating the location of each zone within the minor to moderate to severe sloughing conditions.  This provides an estimate of the ELOS distance which can be translated into a dilution estimate again related to the stope Hr values.

Analysis was also carried out to assess pillar strength by plotting the ratio of ultimate stress/UCS against the height/width ratio of the pillars.  This is shown in Figure 16-10.

Stope design parameters for the various zones are presented in Table 16-1.

TABLE 16-1  STOPE DESIGN PARAMETERS

Yamana Gold Inc. — Jacobina Mine Complex

	Strike	Vertical
	Length	Height	Dip	Height (Cor.)
Stopes	(m)	(m)	(deg.)	(m)	Hr	N’
JBN(<35*)	50	32	45	45	11.9	15
JBN (>500 Lv.)	50	41	55	50	12.5	15
JBN3	50	49	55	60	13.6	22
MVS	55	58	75	60	14.3	54
MVC	40	39	45	55	11.6	27
MCZ	50	50	65	55	13.1	37
SCO	50	58	75	60	13.6	49
CAS	50	29	40	45	11.8	17
CAC	50	32	45	45	11.8	23
CAN	50	34	50	45	11.8	30

16-10

FIGURE 16-8  STABILITY CHART WITH DILUTION CURVES

16-11

FIGURE 16-9  STABILITY CHART WITH ELOS VALUES

16-12

FIGURE 16-10  EMPIRICAL MODEL OF PILLAR STABILITY

16-13

As indicated in Figure 16-8, the mines fall within the 10% to 20% dilution curves by maintaining an Hr value of approximately 13.

With the stope design parameters, the stope dimensions are established which determine the Hr of the stope and the amount of dilution that can be estimated for each zone. The length of the hanging wall of the stope that is allowed coupled with the effective height of the stope will control the amount of dilution for a given ground condition, hence these dimensions are a critical part of the dilution that can be expected.

Table 15-2 in Section 15 shows the estimated dilution factors for each of the mine areas that were utilized for the reserve estimate as well as the anticipated extraction factors.

The design rule used for the Jacobina mines is that the height of the pillar is always 1.2 times the orebody thickness. The rib pillar widths vary from six to ten metres on average and a twelve metre pillar dimension is used for protection of any main access. Since the studies carried out by Itasca in 2007 and 2008 following pillar failures, there have not been further pillar failures and the stope design dimensions and pillar dimensions have been proven adequate.

LIFE OF MINE PLAN

The LOM plan is presented in Table 16-2.  The LOM plan indicates mining for a period of twelve years at an average daily production rate of 5,400 tpd, which drops well below the average in the final three years (2026 to 2028) of the LOM.  RPA recommends that the last two years be combined with the production of 2026 unless there are restrictions preventing this.  The production for 2013 to the end of November is shown in Table 16-3.

16-14

TABLE 16-2  LOM PLAN

Yamana Gold Inc. — Jacobina Mine Complex

Notes:

1.              JBN - João Belo; MVS, MVC - Morro do Vento South, Central; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — Canavieiras South, Central, North.

2.              Revised 2014 production set at 89,800 ounces.

16-15

TABLE 16-3   MINE PRODUCTION (YTD NOVEMBER 2013)

Yamana Gold Inc. — Jacobina Mine Complex

	Actual	Budget	Variance	Variance	Total Act.
Mine	Tonnes	Tonnes	Tonnes	%	%
João Belo	715,928	1,175,565	-459,637	-39%	49%
Morro do Vento	329,405	350,750	-21,345	-6%	23%
Serra do Córrego	234,312	292,459	-58,147	-20%	16%
Morro do Cuscuz	6,921	11,050	-4,129	-37%	0.48%
Canavieiras	169,945	334,749	-164,804	-49%	12%
Totals	1,456,511	2,164,572	-708,062	-33%	100%

Over the LOM period, the average mine development rate averages 6,700 m per year and the sustaining development rate averages 8,500 m per year for a total daily average development rate of 43.3 m (based on 350 days per year).

The secondary or direct mine development for year-to-date November 2013 indicated an actual realized advance of approximately 29% lower than budget, while the primary or sustaining development indicated a realized total advance of 13% lower than budget for an overall average of 16% lower than budget.  RPA considers this to be potentially significant, because planned development must be closer to the budget in order to enable production volumes to be realized.  Figures 16-11 through Figure 16-15 show the mining by year over the LOM period for all of the zones.

16-16

FIGURE 16-11   LIFE OF MINE BY YEAR — MORRO DO VENTO

16-17

FIGURE 16-12   LIFE OF MINE BY YEAR — CANAVIEIRAS

16-18

FIGURE 16-13   LIFE OF MINE BY YEAR — CANAVIEIRAS SOUTH

16-19

FIGURE 16-14   LIFE OF MINE BY YEAR — JOÃO BELO AND SERRA DO CORREGO

16-20

FIGURE 16-15   LIFE OF MINE BY YEAR — MORRO DO CUSCUZ

16-21

MINE EQUIPMENT

A list of the active mine equipment for the Jacobina Mine Complex is shown in Table 16-4 below. The equipment varies in age with the LHD (scooptrams) from 2008 to 2010, the jumbo drills from 2005 to 2006, fandrills from 2004 to 2006, and the haul trucks from 2007 to 2012. Hence RPA recommends and has made additional allowance for equipment replacement cost in the LOM cash flow.

TABLE 16-4   ACTIVE EQUIPMENT LIST

Yamana Gold Inc. — Jacobina Mine Complex

Description	Type	Number Units
Service Vehicle	Land Rover	1
Service Vehicle	Peugeot	1
Mine Trucks	Cat AD45B	2
Mine Trucks	Scania P420	8
Excavator	Cat 320D	1
Backhoe	Clark 80D	1
Fandrill	Simba M6C	1
Fandrill	Solo 5F	1
Fandrill	Solo 5-7P	2
Fandrill	Solo DL320	1
Fandrill	Solo DL420	1
Fandrill	Solo DL421	1
Loader	22 Cu.Yd.	1
Jumbo Drill	Sandvik Axera 6226C	3
Jumbo Drill	Sandvik Axera 006C	1
Grader	Cat. 12H	1
LHD	Toro 007	1
LHD	Toro 010	1
LHD	LH517	1
LHD	LH514	3
Loader	Cat. 966H	1
Loader	Cat. 950H	3
Platform Units	Mercedes	2
Platform Units	Ford	2
Platform Units	JBC	2
Robolter	Sandvik DS310	2
Shotcrete Unit	Dux	1
Excavator	Cat. 416E	1
Scaler	Normet Scam. 2000	1
Scaler	DX 53W	3
Scaler	Dux	1
Service Vehicle	Various	15

16-22

VENTILATION

The ventilation fans utilized at the various operations are shown in Table 16-5.  The table shows the underground mine fans utilized and there are surface fans up to 550 HP used for the main ventilation intake.  A ventilation circuit for Morro do Vento South is shown in Figure 16-16.  Fan volumes range from 120 m³/s to 200 m³/s.

TABLE 16-5   VENTILATION FOR JACOBINA COMPLEX

Yamana Gold Inc. — Jacobina Mine Complex

Mine	Fan HP	No.
JBN	150	3
	100	9
MVT S	100	2
CNV S	150	4
SCO	150	4
	40	1
CNV N	100	6
MVT N	100	5
Spare	150	2
	125	2
	40	2
Total		40

Note: JBN - João Belo; MVT S, MVT N - Morro do Vento South, North; SCO - Serra do Córrego; CNV S, CNV N — Canavieiras South, North.

16-23

FIGURE 16-16   VENTILATION CIRCUIT FOR MORRO DO VENTO SOUTH

16-24

COMPRESSED AIR

The main consumption of compressed air at Jacobina are the drill rigs used for the mine production.  The ramp access ways are fitted with 100 mm diameter compressed air lines and off takes into each level consist of 63 mm diameter lines. The units installed and the capacity is indicated in Table 16-6.

TABLE 16-6   COMPRESSED AIR - JACOBINA COMPLEX

Yamana Gold Inc. — Jacobina Mine Complex

			Pressure	Volume
Mine	Equipment	No.	(bar)	(m³/h)
JBN / MVT S	AC GA 160	2	7.5	1,800
MVT C	AC GA 160	2	7.5	1,000
SCO / CAN S	AC GA 160	1	7.5	1,800
CAN N	AC GA 160	2	7.5	1,800

Note: JBN - João Belo; MVT S, MVT C - Morro do Vento South, Central; SCO - Serra do Córrego; CAN S, CAN N — Canavieiras South, North.

Other operations that will come on-line in the future will utilize a similar system.

DEWATERING

Dewatering from underground is completed via a system of sumps on each level which pump up to a main sump at the collar of the portals, and subsequently pumped to a treatment basin where the pH is adjusted to the required level using caustic soda.  No major problems have been experienced with the dewatering system used.  A typical system used at the João Belo Mine is shown in Figure 16-17, although there are slight variations from mine to mine.

Dewatering is carried out with 13 HP Flygt pumps and 50 HP and 100 HP Weir type pumps with 100 mm to 125 mm discharge lines being the norm.

16-25

FIGURE 16-17           DEWATERING SYSTEM — JOÃO BELO MINE

16-26

POWER

Power is supplied by Compania de Electricidade do Estado da Bahia-Coelba with a demand of 13.0 MW at 138 kV. The contract that terminated in December 2103 is automatically renewed each year.

The main supply is from the Jacobina II substation in Jacobina. The working equipment at the mines require both 440/220 volts to operate. Power distribution from the Jacobina Mine Complex is made up of the following.

•                  A main substation on the 880 level at 138 kV/13.8 kV.

•                  A distribution substation that provides 13.8 kV to the plant and mine areas.

•                  A stationary substation at the entrance of João Belo Mine that feed moveable substations at 13.8 kV/440 V within the mine.

•                  Morro do Vento South mine has a stationary substation rated at 13.8 kV on the 850 level that feeds moveable substations at 13.8 kV/440 V within the mine.

•                  A stationary substation of 13.8 kV at Morro do Cuscuz is used to direct power to Serra do Córrego, Canavieiras South/North that have moveable substations at 13.8 kV/440 V.

•                  A stationary substation at Morro do Vento North feeds moveable substations rated at 13.8 kV/440 V in that area of the complex.

The moveable substations at 13.8 kV/440 V, are rated at 750 kVA and 500 kVA.

COMMUNICATIONS

Communications underground is carried out with the use of a Leaky Feeder system, which permits constant contact with mine supervisors and the operating and service crews in various locations throughout the mine complex.

16-27

17 RECOVERY METHODS

PROCESSING PLANT

The mineral process plant at the Jacobina Mine Complex was expanded to 6,500 tpd in 2008.  The process involves the following activities:  three-stage crushing of the ore, grinding of the crushed material into a pulp, gravity concentration of coarse gold, leaching of the pulp in a conventional cyanide leaching process, gold extraction of the enriched solution in CIL and CIP tanks, and gold recovery in a electrolytic circuit (Figure 17-1).

The run-of-mine (ROM) material is trucked to the crushing facilities located adjacent to the processing plant.  The broken ore is passed through a grizzly (80% <180 mm) and fed to the jaw crusher with a capacity of 800 tonnes per hour.  The coarsely crushed material is then passed through secondary and tertiary cone crushers with a capacity of approximately 600 tonnes per hour.  The secondary crusher reduces the size of the feed to 80% <100 mm and the tertiary crusher further reduces the feed to 80% <25 mm.

The product of the crushers is fed to two storage silos and then into two ball mills where the material is ground to 80% <13 mm.  The No. 1 mill has dimensions of 3,658 mm by 6,706 mm and is powered by a 1,342 kW motor and the No. 2 mill has dimensions of 4,572 mm by 9,144 mm is powered by a 2,500 kW motor.

Part of the material from the grinding circuit is pumped to the thickener followed by the leach tanks.  The leaching circuit consists of seven CIL tanks with a total capacity of 5,350 m3.  The pulp is next sent to the CIP circuit which is made up of six 180 m3 mechanically agitated CIP tanks.  Part of the pulp stream containing the coarse gold is processed through Knelson Concentrators and an Acacia Reactor.  It is estimated that 50% of the gold in the plant is handled by the concentrator/reactor combination.

The enriched carbon from the CIP circuit is removed and the gold is placed into solution.  The pregnant solution from the CIP circuit and from the Acacia Reactor is circulated through electrolytic cells and a doré bar is produced at the induction furnace.  The doré bars have a nominal composition of 97% gold and 3% silver.  The doré bars are transported by air to Umicore in Sao Paulo for refining.

17-1

FIGURE 17-1                  PROCESS FLOW SHEET

17-2

18 PROJECT INFRASTRUCTURE

Jacobina currently operates five mines and has all required infrastructure necessary for a mining complex including:

•                  Five underground mines: Canavieiras, João Belo, Morro do Cuscuz, Morro de Vento, and Serra do Córrego.

•                  A conventional flotation mill, with Carbon-in-Pulp (CIP)/Carbon-in-Leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for three years with plans for further expansion.

•                  Local water supplies as required (94% recirculation).

•                  Electric power from the national grid.

•                  Mine ventilation fans and ventilation systems.

•                  Haulage roads from the mines to the plant.

•                  Stockpile areas.

•                  Maintenance facilities.

•                  Administrative office facilities.

•                  Core storage and exploration offices.

•                  Security gates and manned security posts at mine entries.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

The Project is spread out over approximately an eight kilometres strike length (Figure 18-1). The mine and mill infrastructure is detailed in Figures 18-2 and 18-3.

18-1

FIGURE 18-1                  SITE PLAN

18-2

FIGURE 18-2                  PLANT SITE — WEST PORTION

18-3

FIGURE 18-3                  PLANT SITE — EAST PORTION

18-4

19 MARKET STUDIES AND CONTRACTS

MARKETS

The principal commodity at Jacobina is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  RPA used a gold price of US$1,300 per ounce for 2014 to 2016 period and US$1,200 per ounce thereafter for the Base Case cash flow analysis, which are the same prices as used by Yamana.

CONTRACTS

JMC presently has a collective agreement with the workers union “Sindicato dos Trabalhadores na Indústria da Extração de Ouro e Metais Preciosos, Ferro, Metais Básicos, Pedras Preciosas, Semipreciosas, Mármore, Calcário, Pedras e Minerasis Não Metálicos de Jacobina- Bahia e Região”, that is effective until March 31, 2015.

As well JMC has existing contracts for equipment leasing, equipment operating, underground mining, ore and waste haulage, material transport, and water trucks.

JMC has contracts for mine consumables including drilling products and explosives.

The power contract with Coelba averaged US$76 per MWh during 2013 with a budget prices of US$91 per MWh.  The average estimated power cost for 2014 through 2016 range from US$68 to US$74 per MWh.

Average prices for consumables during 2013 were as follows:

•                  Diesel fuel US$0.75 per L.

•                  Lime US$0.11 per kg.

•                  Steel balls US$1.22 per kg.

•                  Cyanide US$2.44 per kg.

•                  Power US$76.56 per MWh.

19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

PROJECT PERMITTING

Jacobina is in full production and has all required permits required by various government agencies.  The main permits for Jacobina are listed in Table 20-1.

TABLE 20-1  ENVIRONMENTAL PERMITS

Yamana Gold Inc. — Jacobina Mine Complex

Area	License Number	Description	Valid	Status
Water	259/04-DG	New water use	11/09/2012

Deforestation	Nº 1244/2008	For the New Tailings Dam	06/06/2009	Completed and filed

Operation	1791/2011	General Extraction and Mining Operation	27/12/2016
	14100/2011	Hydrometallurgical plant operation and construction of the Tailings Dam	30/01/2016

Alteration	9606/2008	New Tailings Dam Construction	26/06/2011	Completed and filed

Other	IMA/30/JUL/2013 000001599	Hazardous Waste Transport	30/07/2014
	Simplified Licence N° 034/08	Clay extraction licence	31/12/2008	Completed and filed
	Simplified Licence N° 056/08	Canavieiras Fuel Storage	23/07/2009	Renewal requested
	Simplified Licence N° 057/08	João Belo Fuel Storage	23/07/2009	Renewal requested
	Register Certified Nº 7116	Explosives Storage Licence -Army	17/02/2015	Renewal requested
	Register Certified N°154/2013	Firefighters Licence	23/10/2014

New permits will be required for removal of vegetation for the expansion of the tailings storage facility and for the rehabilitation of the João Belo open pit and waste piles.

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ENVIRONMENTAL STATUS

JMC has many active programs to cover all aspects of the environment in and around the mine complex.

•                  Environmental Complex Project: aims to integrate environmental practices and sustainability concepts through reactivation of the sewage treatment station plant, temporary residue deposit implementation, compost unit implementation, tree planting nursery construction, and environmental education center construction.

•                  Solid Residue Management Program: identification of residues, project for selective residue collection, definition of required resources, search for licensed recipients, experimental phase of selective residue collection, analysis of results, periodic revision of the program.

•                  Degraded Areas Recovery Plan: mapping of the degraded areas, studies of fauna and flora interaction, definition of recovery methodology, chronogram of activities, and presentation to environmental authorities.

•                  Water Balance and Use program: study of water resources, definition of water source and demand, evaluation of consumption, loss, re-circulation and return rates, definition of monitoring procedures, and periodic revision of the program.

•                  Environmental Control and Monitoring Plan with the establishment of methods that monitor the impact and frequency of the following: superficial and underground water, noise, emissions (dust, gases, “black smoke”), tailings dam, and acid drainage.

JMC also carries out several environmental initiatives such as environmental education, environmental emergency brigade, management of all legal requirements, and maintenance of certifications such as ISO 14001 and Cyanide International Code.

At the time of the RPA site visit, JMC and associated companies were involved in 18 environmental infractions with the federal and municipal governments.  The infractions generally involved tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations.  JMC is actively working to resolve these issues.  Should JMC be unsuccessful at resolving the infractions, demands and contingencies for these infractions total approximately $3.7 million.

SOCIAL OR COMMUNITY REQUIREMENTS

JMC is active in engaging the local community with a series of cultural, social, and economic programs divided in three main categories:

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•                  Corporative Programs with direct investments in the community: Partnership programs funded 85% by Yamana and 15% by local institutions are carried out to promote community development and sustainability topics (up to now a total of 53 programs carried out); the Open Doors program helps to promote improved communication between the local communities and Yamana (a total of 59 seminars performed); and the Integration Program promotes discussion of a variety of topics to improve the quality of life in the region.

•                  Arts and Education Programs: Bringing movies to communities with no access to cinema, arts, and theatre workshops. In 2007 a partnership between Yamana and the State Government of Bahia was established to improve the education of the state schools in the Jacobina region.

•                  Community Strengthening Programs: training for entrepreneurs and qualification for suppliers. Benefits for the community were seen after the first year of this program where approximately 66% of all JMC purchases were done locally, representing a 30% increase.

MINE CLOSURE REQUIREMENTS

A plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, and waste piles was submitted to the government agency in 2012.  The government decision is pending.

Field survey was carried out to observe the local substrate and define the potential vegetation species for area rehabilitation.  The areas affected were plateaus and slopes, construction deposits sites, old and new tailings dam, historical digging areas, open pit area, waste rock storage areas, totalling an extension of approximately 84.23 ha.

The mine closure process will be carried out in three main phases, the first phase being the development of a conceptual plan with the general guidelines of the closure. This plan is to be revised either every five years during the life of the mine or if a material change occurs in the mining activities.  The second phase is the elaboration of the basic project plan describing all the measures for the closure.  The base for this project will be the version of the conceptual plan dated to no more than five years before the forecasted mining closing date.  The third phase is an executive project detailing the concrete measures for the closure of the unit two years before ending mining activities.

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The mine life for JMC is expected to be thirteen full years, followed by two years at a very low rate in the present LOM.  Table 20-2 lists the reclamation and closure cost per year in the current LOM plan. These are made up of the following areas and amounts:

•	Tailings Dam	46%
•	Joao Belo Open Pit	14%
•	Plant and Bldgs.	27%
•	Revegetation	6%
•	Studies & Others	7%

TABLE 20-2   TOTAL ESTIMATED COSTS FOR MINING RECLAMATION
AND CLOSURE

Yamana Gold Inc. — Jacobina Mine Complex

Year	US$(000s)
2014	885
2015	2,746
2016	1,185
2017	500
2018	500
2019	500
2020	500
2021	500
2022	500
2023	2,000
2024	2,000
2025	4,570
2026	4,000
Total	20,387

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

A summary of the capital costs is given in Table 21-1.

TABLE 21-1   CAPITAL COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total ($000)
Exploration Development	38,460
Expansion	10,919
Sustaining Development	326,579
Overhead	36,500
Machinery & Equipment	32,464
Truck & Vehicles	3,046
IT Hardware & Software and Communication	1,107
Furniture & Office Equipment	969
Building Cost	10,795
Technical Studies	8,071
Tailings (in closure)	—
Mine Closure	20,387
Total	489,296

The main expansion costs are related to the construction and maintenance of the tailings dam.

The sustaining development is made up of an average of 8,500 m per year over a period of twelve years with dropping off in the last three years. A total of 105,000 m of primary development make up the sustaining development. Although there was $23.5 million included for machinery and equipment, RPA has added $10 million (two increments of $5 million) over the period of 2017 to 2028 for equipment overhaul and replacement given the current age of the equipment.  Mine closure costs are listed annually in Table 20-2 in Section 20 of this report and cover rehabilitation, dismantling, tailings, and closure of mine accesses as well as post closure monitoring for a five year period.

The capital cost for the Jacobina Mine Complex appear reasonable to RPA.  Approximately $60 million is spent over the next three year into 2016 for sustaining equipment and the expansion of the tailings dam and approximately $72 million, for sustaining mine

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development.  An additional $254 million is spent on sustaining mine development from 2017 to the end of the mine life with a total of approximately 105,000 m being completed.  As well, a total of $38 million is spent over the mine life on exploration development.  During the review and preparation of a LOM cash flow, RPA added $10 million for equipment rehabilitation and replacement and $2 million for technical studies from 2017 to the end of the mine life.  The Project provides a healthy NPV with the capital costs considered.

The following is excluded from the capital cost estimate:

•                  Project financing and interest charges

•                  Working capital

•                  Sunk costs

OPERATING COSTS

The operating costs are listed in Table 21-2.  The mining costs were estimated for each area and consist of the items as listed in Table 21-3.  These were averaged out in the LOM depending on the source of the tonnage for each year. The mining cost shown includes the average from Table 21-3 and mine development is an additional cost.

TABLE 21-2   ESTIMATED OPERATING COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total ($000)
Development	7.46
Mining	28.36
Process	12.80
G&A	4.30
Total	52.92

TABLE 21-3   ESTIMATED OPERATING COSTS DETAILS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Unit	JBN	MVS	MVC	MCZ	SCO	CAS1	CAS2	CAC	CAN
Drilling	US$/milled	2.11	3.52	3.52	3.55	3.23	3.62	0.00	3.62	3.62
Blasting	US$/milled	1.83	2.27	2.27	2.27	2.48	2.32	0.00	2.32	2.32
Hauling	US$/milled	5.00	4.75	3.32	2.40	3.77	4.90	0.00	8.61	5.14
Loading	US$/milled	2.39	2.39	2.39	2.39	2.39	2.39	0.00	2.39	2.39
Filling (rock fill)	US$/milled
Ventilation	US$/milled	0.16	0.17	0.11	0.10	0.08	0.12	0.00	0.12	0.13
Pumping	US$/milled	0.41	0.41	0.41	0.41	0.41	0.41	0.00	0.41	0.41
Geology & Planning	US$/milled	1.88	1.88	1.88	1.88	1.88	1.88	0.00	1.88	1.88
Admin.	US$/milled	2.71	2.71	2.71	2.71	2.71	2.71	0.00	2.71	2.71
Other	US$/milled	3.49	3.49	3.49	3.49	3.49	3.49	0.00	3.49	3.49
Total Mine	US$/milled	19.98	21.59	20.1	19.2	20.44	21.84	42.00	25.55	22.09
G&A	US$/milled	4.30	4.30	4.30	4.30	4.30	4.30	4.30	4.30	4.30
Plant	US$/milled	12.83	12.83	12.83	12.83	12.83	12.83	12.83	12.83	12.83
Grand Total	US$/milled	37.11	38.72	37.23	36.33	37.57	38.97	59.13	42.68	39.22

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Note: JBN - João Belo; MVS, MVC - Morro do Vento South, Central; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — Canavieiras South, Central, North.

The operating costs were developed for each of the mines with a range of US$19.20 per tonne milled to US$42.00 per tonne milled and an average of US$28.36 per tonne milled over the LOM period.  RPA considers these operating cost estimates to be reasonable, as long as the production targets are realized. The average operating costs YTD November 2013 were approximately 32% higher than budget and mine operators will need to address this moving forward.

MANPOWER

The manpower figures for the Jacobina Mine Complex are shown in Table 21-4.

TABLE 21-4   MANPOWER

Yamana Gold Inc. — Jacobina Mine Complex

Area	Company	Contract	Total
Mine Operating	270	342	612
Mine Maintenance	162	41	203
Geology	59	3	62
Planning	21	0	21
Geotechnical	9	0	9
Plant Operating	56	11	67
Plant Maintenance	58	16	74
Dam Operation	14	4	18
Administration	32	86	118
Health, Safety, Environment, Community	20	13	33
Laboratory	15	0	15
Apprentices	40	0	40
Total	756	516	1272

Turnover of personnel in 2013 averaged around 2% with hiring of new personnel averaging about fourteen, with eight of those for the operations. As indicated in the table above there is

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a heavy reliance on contractor personnel to ensure development and production targets are maintained.

21-4

22 ECONOMIC ANALYSIS

This section is not required under NI 43-101 as the property is currently in production and there is no material expansion of current production.

While this section is not required, an economic analysis was carried out by RPA to confirm the Project economic viability.  Using the Yamana pricing of US$1,300 per ounce for gold production from 2014 to 2016 and US$1,200 per ounce beyond, RPA can confirm the economic viability of the Project at the forecasted production rates, metal recoveries, and capital and operating costs estimated.  As noted previously in the LOM plan, the last two years production drops off considerably resulting in negative cash flow for those last years.  RPA recommends that these years be combined with year thirteen of the LOM to improve this.

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23 ADJACENT PROPERTIES

There is nothing to report in this section as Yamana controls almost all of the Bahia Gold Belt except for a few small garimpeiro holdings.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

EXPLORATION POTENTIAL

Based on the projected continuity of existing reefs, there is good geological potential for additional gold mineralization in the mine area.

GEOLOGY AND MINERAL RESOURCES

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 µm to 50 µm in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.

Using a 0.5 g/t Au cut-off grade, the 2013 Mineral Resources excluding the Mineral Resources which have been converted to Mineral Reserves, include 33.9 million tonnes of Measured and Indicated Mineral Resources at an average grade of 2.39 g/t Au.  The resources are also estimated to contain some 15.8 million tonnes of Inferred Mineral Resources at an average grade of 3.1 g/t Au.  Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, these resource estimates, in RPA’s opinion, are prepared in accordance with CIM definitions as incorporated by reference into NI 43-101.

As part of this due diligence on the Mineral Resources, RPA carried out an independent check on three reef deposits using a 0.5 g/t Au cut-off grade and verified wireframes.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

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MINERAL RESERVES

The Mineral Reserves have been estimated using appropriate cut-off grades for the different mining methods and modifying factors of dilution and extraction have been applied appropriately in the conversion of Mineral Resources to Mineral Reserves.  The total Proven and Probable Mineral Reserves are estimated to be approximately 24 million tonnes grading 2.80 g/t Au containing 2.2 million ounces of gold.  In RPA’s opinion, the reserve estimates are prepared in accordance with CIM definitions as incorporated by reference into NI 43-101.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

ECONOMICS AND LOM PLAN

The Jacobina Mine Complex is currently under operation, and therefore the Economic Analysis section is not required.  RPA, however, carried out an economic analysis to confirm the Project economic viability.  Using the Yamana pricing of US$1,300 per ounce for gold production from 2014 to 2016 and US$1,200 per ounce beyond, RPA can confirm the economic viability of the Project at the forecasted production rates, metal recoveries, and capital and operating cost estimated.

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26 RECOMMENDATIONS

Based on success in extending known resources, Yamana is continuing exploration at the mining operations.  Due to the current depressed gold price, however, the reduced exploration program proposed for 2014 consists of $300,000 for exploration data review, geological interpretation, and testing of new geological models.  RPA concurs with this exploration work.

Other RPA recommendations include:

GEOLOGY AND MINERAL RESOURCES

•                  Prepare and certify a series of standards using material collected at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

•                  Carry out underground sampling horizontally across the face rather than perpendicular to the dip of the rock units.  These samples will be just as effective in representing the grade of the material exposed and will provide easier access to the sample site rather than having to climb to reach the sampling sites on the hangingwall side of the opening.

•                  Add standard and blank samples to the underground channel samples prior to analysis and use these samples in the resource estimation process.

•                  Apply a minimum width to narrow intersections in the block models.

•                  Limit the search distance for interpolation of the block models to the range of the variogram.

•                  Validate future estimates using the total tonnes, grade, and gold content from an alternate interpolation method (e.g., Nearest Neighbour) as well as the current validation methodologies.

•                  Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

MINING AND MINERAL RESERVES

•                  Complete a trade-off study of the longhole drill set-up.  For example, in areas where the zones are over 15 m in width, driving a drift on each contact would permit drilling parallel to the contact avoiding poor breakage that can occur at the toe of the holes with the present fan drill pattern.  It is also anticipated that the total drilling required would be reduced.  This would need to be weighed against the additional cost for the development.

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•                  For the LOM plan, combine the last two years with the production of 2026 unless there are restrictions preventing this, as these indicate negative economics.

•                  Complete a critical review of the mine development plan to enable making the necessary adjustments and improvements to ensure the development targets are achievable.  The lower than planned mine development rate for 2013 is considered to be potentially significant in that planned development must be closer to the budget in order to enable production volumes to be realized.

•                  Include an additional allowance of $10 million for equipment overhaul and equipment replacement cost in the LOM cash flow from 2017 to 2026 and an additional $2 million in technical studies.

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27 REFERENCES

Almeida, F.F.M., 1977, O Cráton São Francisco: SBG. Rev. Bras. Geoc., São Paulo, v. 7, pp. 349-364.

Couto, P.A., et al., 1978, Projeto Serra de Jacobina: geologia e prospecção geoquímica, relatório final, Salvador, CPRM, Convenio DNPM-CPRM., 415 pp.

Godoy, Dr. M., and Gonzalez, J. P., 2008, Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil, a Technical Report by Golder Associates S. A. for Yamana Gold Inc., March 2008, 118 pp.

Griffon, J.C., Apresentação do mapa Geológico (1:100,000) da parte Central da Serra de Jacobina (Bahia), in XXI Congresso Brasiliero de Geologia, Programa, Resumo das Comunicações, Roteiro das Excursões, SGB, Curitiba, pp. 33-34.

Ledru, G.W., Cox, D.P., Carvalho, J.P.P., 1964, Geologia da parte sul da Serra de Jacobina, Bahia, Brasil, Rio de Janeiro, DNPM/DGM, Boletim No. 209, 87 pp.

Mascarenhas, J.F., Ledru P., de Souza, S.L., et al., 1998, Geologia e recursos minerais do Groupo Jacobina e da parte sul do Greenstone belt de Mundo Novo, Salvador, CBPM, Série Arquivos Abertos, v. 13, 58 pp.

Mello, R., and Petter, R., 2007, Mineral Resource and Mineral Reserve Estimate Update for Canavieiras, Serra do Córrego, Morro do Vento and João Belo, Jacobina Mine, as at December 31, 2006, a Technical Report by NCL Brasil for Yamana Gold Inc., February 2007, 132 pp.

Milesi, J.P., Ledru, P., Marcoux, E., et al., 2002, The Jacobina Paleoproterozoic Gold-bearing Conglomerates, Bahia, Brazil; a “Hydrothermal Shear-reservoir Model”, Ore Geology Reviews 19 (2002), pp. 95-136.

Minter, W.E.L., 1975, Sedimentological Aspects of the Serra do Córrego Formation with particular reference to the Main Reef unit at Cus-Cuz and Morro do Vento near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 11 pp.

Molinari, L., Gama, H.B., and Schettini, P., 1986, Estratigrafia do Groupo Jacobina, unpublished report by Mineração Morro Velho.

Moreno, R., 2007, Pindobaçu Project, Resource Estimate Report, Pindobaçu District, Brazil, A Mineral Resource Report by Moreno & Associates for Jacobina Mineração e Comércio S. A., January 2007, 99 pp.

Oram, W.G., 1975, A Preliminary Sedimentological Study of the Serra do Córrego Formation at Jacobina, Brazil, unpublished report by Anglo American, 22 pp.

Pearson, W., Moura de Macedo, P., Rubio, A., et al., 2005, Geology and Gold Mineralization of the Jacobina Mine and Bahia Gold Belt, Bahia, Brazil and a Comparison to Tarkwa

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and Witwatersrand, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., editors, Geological Society of Nevada Symposium 2005, pp. 757-785.

Pressacco, R., and Hennessey, B.T., 2007, An Updated Mineral Resource Estimate and Results of 2006 Exploration Program for the João Belo Mine, Jacobina Mine Project, Bahia State, Brazil, A Technical Report by Micon International Limited for Yamana Gold Inc., February 2007, 202 pp.

Strydom, P.M., and Minter, W.E.L., 1976, A Stratigraphic and Sedimentological Report of the Main Reef in the Itapicurú Prospect near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 20 pp.

Teixeira, J., de Souza, J., da Silva, M., et al., 2001, Gold Mineralization in the Serra de Jacobina Region, Bahia, Brazil: Tectonic Framework and Metallogenesis, Mineralium Deposita (2001) 36, pp. 322-344.

Teixeira, J., Souza J.A.B., da Silva, M., et al,, 1999, Metalogênese dos depósitos auíferos na Região Central da Serra de Jacobina, Bahia, Relatório Técnico preparado para a William Resources Inc., Salvador, 39 pp.

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28 DATE AND SIGNATURE PAGE

This report titled Technical Report on the Jacobina Mine Complex, Bahia State, Brazil and dated February 28, 2014 was prepared and signed by the following authors:

(Signed & Sealed) “Normand L. Lecuyer”

Dated at Toronto, ON	Normand L. Lecuyer, P. Eng.
February 28, 2014	Principal Mining Engineer

(Signed & Sealed) “Chester M. Moore”

Dated at Toronto, ON	Chester M. Moore, P. Eng.
February 28, 2014	Principal Geologist

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29 CERTIFICATE OF QUALIFIED PERSON

NORMAND L. LECUYER

I, Normand L. Lecuyer, P.Eng., as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” prepared for Yamana Gold Inc. and dated February 28, 2014, do hereby certify that:

1.              I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of Queen’s University, Kingston, Canada, in 1976 with a B.Sc. (Hons.) degree in Mining Engineering.

3.              I am registered as a Professional Engineer in the provinces of Ontario (Reg. #26055251) and Québec (Reg. #34914).  I have worked as a mining engineer for a total of 37 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•                  Vice-President Operations for a number of mining companies.

•                  Mine Manager at an underground gold mine in Northern Ontario, Canada.

•                  Manager of Mining/Technical Services at a number of base-metal mines in Canada and North Africa.

•                  Vice-President Engineering at two gold operations in the Abitibi area of Quebec, Canada.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Jacobina Mine Complex in Bahia, Brazil, from December 2 to 5, 2013.

6.              I am responsible for Section 15, 16, 18, 21, and 22 and contributed to Sections 1, 25, and 26 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I previously co-authored a National Instrument 43-101 Technical Report titled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” and dated March 30, 2009.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February, 2014

(Signed & Sealed) “Normand L. Lecuyer”

Normand L. Lecuyer, P.Eng.

29-2

CHESTER M. MOORE

I, Chester M. Moore, as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” prepared for Yamana Gold Inc. and dated February 28, 2014, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016).  I have worked as a geologist for over 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a former major Canadian base metal producer

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Jacobina Mine Complex in Bahia, Brazil, from December 2 to 5, 2013.

6.              I am responsible for all sections of the Technical Report, except Sections 15, 16, 18, 21, and 22 and parts of sections 1, 25, and 26.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I previously co-authored a NI 43-101 Technical Report titled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” and dated March 30, 2009.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February, 2014

(Signed & Sealed) “Chester M. Moore”

Chester M. Moore, P. Eng.

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30 APPENDIX 1

CLAIM LIST

30-1

TABLE 30-1    MINING CONCESSIONS

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Licence	Process Number	Area (ha)	Date
416	004.951/35	889.14	1935
239	815.706/72	863.08	1972
206	815.708/72	532.85	1972
1128	815.710/72	1,000.00	1972
1461	815.712/72	1,000.00	1972
157	815.714/72	903.75	1972
608	815.715/72	807.50	1972
Total		5,996.32

TABLE 30-2    MINING CLAIM

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Licence	Process Number	Area (ha)	Final Report Submission	Final Report Approval	Status
1236	800.602/78	650.00	27/12/1989	19/08/2003	Mining Claim

TABLE 30-3    EXPLORATION PERMITS

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Licence	Process Number	Area (ha)	Cost ($/ha)	Renewal Date	Status
2772	870.552/11	504.58	1.00	30/03/2011	Permit Granted
6143	870.553/11	980.00	1.00	13/05/2011	Permit Granted
2773	870.554/11	962.69	1.00	30/03/2011	Permit Granted
2774	870.555/11	67.40	1.00	30/03/2011	Permit Granted
2775	870.556/11	1,000.00	1.00	30/03/2011	Permit Granted
2776	870.557/11	249.69	1.00	30/03/2011	Permit Granted
2777	870.558/11	437.06	1.00	30/03/2011	Permit Granted
2778	870.559/11	593.69	1.00	30/03/2011	Permit Granted
2779	870.560/11	247.18	1.00	30/03/2011	Permit Granted
2780	870.561/11	454.80	1.00	30/03/2011	Permit Granted
2781	870.562/11	210.99	1.00	30/03/2011	Permit Granted
6170	870.843/11	367.27	1.00	13/05/2011	Permit Granted
6171	870.844/11	26.39	1.00	13/05/2011	Permit Granted
6172	870.845/11	34.70	1.00	13/05/2011	Permit Granted
6173	870.846/11	817.99	1.00	13/05/2011	Permit Granted
17768	871.162/11	1,232.86	1.00	28/10/2011	Permit Granted
10820	871.163/11	1,142.12	1.00	01/08/2011	Permit Granted

30-2

Licence	Process Number	Area (ha)	Cost ($/ha)	Renewal Date	Status
15926	871.164/11	12.47	1.00	05/10/2011	Permit Granted
11714	871.165/11	55.68	1.00	12/08/2011	Permit Granted
11715	871.166/11	408.53	1.00	12/08/2011	Permit Granted
6990	871.233/11	389.24	1.00	27/05/2011	Permit Granted
6991	871.234/11	1,134.51	1.00	27/05/2011	Permit Granted
6992	871.235/11	41.30	1.00	27/05/2011	Permit Granted
6993	871.236/11	232.91	1.00	27/05/2011	Permit Granted
6994	871.237/11	892.40	1.00	27/05/2011	Permit Granted
6995	871.238/11	456.40	1.00	27/05/2011	Permit Granted
7168	871.377/11	995.79	1.00	27/05/2011	Permit Granted
7176	871.437/11	999.94	1.00	27/05/2011	Permit Granted
439	871.442/10	1,075.64	1.00	25/01/2011	Permit Granted
3841	872.319/10	1,983.52	1.00	06/04/2011	Permit Granted
3842	872.320/10	1,636.25	1.00	06/04/2011	Permit Granted
3843	872.321/10	1,495.13	1.00	06/04/2011	Permit Granted
3844	872.322/10	1,956.86	1.00	06/04/2011	Permit Granted
3845	872.323/10	1,595.01	1.00	06/04/2011	Permit Granted
3846	872.324/10	1,296.02	1.00	06/04/2011	Permit Granted
3847	872.325/10	1,836.18	1.00	06/04/2011	Permit Granted
3848	872.327/10	1,898.63	1.00	06/04/2011	Permit Granted
19020	872.465/11	201.57	1.00	22/11/2011	Permit Granted
12524	872.708/10	219.68	1.00	29/08/2011	Permit Granted
12525	872.709/10	53.12	1.00	29/08/2011	Permit Granted
459	872.749/10	1,099.14	1.00	25/01/2011	Permit Granted
460	872.750/10	976.50	1.00	25/01/2011	Permit Granted
3887	872.883/10	330.99	1.00	06/04/2011	Permit Granted
2706	872.884/10	1,760.56	1.00	30/03/2011	Permit Granted
2707	872.885/10	1,724.27	1.00	30/03/2011	Permit Granted
2708	872.886/10	688.25	1.00	30/03/2011	Permit Granted
2709	872.888/10	143.67	1.00	30/03/2011	Permit Granted
2710	872.889/10	500.00	1.00	30/03/2011	Permit Granted
2711	872.891/10	474.97	1.00	30/03/2011	Permit Granted
1594	872.892/10	1,201.80	1.00	15/02/2011	Permit Granted
2717	872.952/10	1,642.28	1.00	30/03/2011	Permit Granted
2718	872.953/10	1,426.50	1.00	30/03/2011	Permit Granted
2719	872.954/10	583.53	1.00	30/03/2011	Permit Granted
15952	873.060/11	1,026.65	1.00	05/10/2011	Permit Granted
14605	873.064/11	208.06	1.00	19/09/2011	Permit Granted
12064	871.232/10	141.96	1.55	10/10/2013	Renewal Approved
120	870.645/09	321.67	1.55	22/01/2013	Renewal Approved
197	872.430/08	995.07	1.55	22/01/2013	Renewal Approved
6561	870.354/06	41.68	1.55	16/08/2011	Renewal Approved

30-3

Licence	Process Number	Area (ha)	Cost ($/ha)	Renewal Date	Status
7778	870.640/09	89.21	1.55	18/06/2013	Renewal Approved
7769	870.642/09	36.37	1.55	18/06/2013	Renewal Approved
12849	870.806/09	1,560.92	1.55	02/01/2013	Renewal Approved
12850	870.807/09	1,836.10	1.55	02/01/2013	Renewal Approved
3253	871.620/03	553.39	1.55	29/03/2011	Renewal Approved
8543	871.652/09	769.64	1.55	02/01/2013	Renewal Approved
5399	871.845/08	509.65	1.55	18/05/2012	Renewal Approved
232	872.072/07	4.92	1.55	01/02/2011	Renewal Approved
10000	872.426/08	1,988.54	1.55	12/09/2011	Renewal Approved
9986	872.427/08	211.39	1.55	12/09/2011	Renewal Approved
9988	872.428/08	1,207.92	1.55	12/09/2011	Renewal Approved
10008	872.429/08	1,564.48	1.55	12/09/2011	Renewal Approved
10594	872.431/08	1,365.27	1.55	12/09/2011	Renewal Approved
10576	872.432/08	266.68	1.55	12/09/2011	Renewal Approved
10625	872.433/08	1,948.03	1.55	12/09/2011	Renewal Approved
12858	872.509/09	221.70	1.55	02/01/2013	Renewal Approved
12853	872.634/09	809.79	1.55	02/01/2013	Renewal Approved
12852	872.635/09	1,512.18	1.55	02/01/2013	Renewal Approved
8425	872.720/08	712.54	1.55	16/08/2011	Renewal Approved
8433	872.730/08	830.73	1.55	16/08/2011	Renewal Approved
8434	872.732/08	779.86	1.55	16/08/2011	Renewal Approved
8436	872.734/08	1,000.00	1.55	02/08/2011	Renewal Approved
8438	872.749/08	874.77	1.55	16/08/2011	Renewal Approved
8454	872.769/08	1,249.82	1.55	16/08/2011	Renewal Approved
8457	872.772/08	1,420.17	1.55	16/08/2011	Renewal Approved
18034	872.833/05	205.37	1.55	16/02/2012	Renewal Approved
6591	873.448/09	1,002.56	1.55	18/06/2013	Renewal Approved
3802	873.618/07	73.23	1.55	16/06/2011	Renewal Approved
1377	873.860/07	462.46	1.55	01/02/2011	Renewal Approved
1378	873.862/07	880.96	1.55	01/02/2011	Renewal Approved
1380	873.864/07	574.66	1.55	01/02/2011	Renewal Approved
4712	875.102/07	61.69	1.55	15/06/2011	Renewal Approved
3805	875.156/08	967.96	1.55	18/05/2012	Renewal Approved
2875	875.503/08	442.87	1.55	18/05/2012	Renewal Approved
2948	875.504/08	579.17	1.55	18/05/2012	Renewal Approved
2876	875.505/08	681.74	1.55	18/05/2012	Renewal Approved
2877	875.506/08	686.44	1.55	18/05/2012	Renewal Approved
7524	870.640/07	219.23	0.00	11/11/2013	In Process
4953	872.012/03	1,704.25	0.00	11/11/2013	In Process
13891	873.798/07	950.71	0.00	11/11/2013	In Process
13903	873.858/07	123.18	0.00	11/11/2013	In Process
2028	871.958/03	56.89	0.00	15/03/2010	In Process

30-4

Licence	Process Number	Area (ha)	Cost ($/ha)	Renewal Date	Status
2029	871.959/03	1,687.56	0.00	15/03/2010	In Process
4996	870.188/03	1,695.54	0.00	04/09/2009	In Process
13335	870.179/05	381.76	0.00	05/06/2012	In Process
760	873.332/06	700.51	0.00	14/01/2013	In Process
7770	870.644/09	653.60	1.55	18/04/2013	Renewal Application
16871	870.706/10	81.48	1.55	10/10/2013	Renewal Application
16872	870.707/10	46.09	1.55	10/10/2013	Renewal Application
16560	870.708/10	49.97	1.55	10/10/2013	Renewal Application
16561	870.709/10	17.04	1.55	10/10/2013	Renewal Application
14547	871.231/10	15.49	1.55	09/09/2013	Renewal Application
16524	871.437/10	82.07	1.55	09/09/2013	Renewal Application
16526	871.439/10	41.63	1.55	10/10/2013	Renewal Application
16867	873.036/09	147.41	1.55	10/10/2013	Renewal Application
Total		84,081.33

TABLE 30-4    EXPLORATION CLAIMS

Yamana Gold Inc. — Jacobina Mine Complex, Brazil

Process Number	Area (ha)	Status
870.118/12	348.61	Exploration Claim
870.476/13	1,124.32	Exploration Claim
870.477/13	714.21	Exploration Claim
870.478/13	676.50	Exploration Claim
870.479/13	1,998.68	Exploration Claim
870.480/13	1,985.47	Exploration Claim
870.481/13	1,956.69	Exploration Claim
870.482/13	1,853.36	Exploration Claim
870.483/13	1,607.09	Exploration Claim
870.484/13	1,637.75	Exploration Claim
870.485/13	1,714.62	Exploration Claim
870.770/12	1,695.03	Exploration Claim
870.771/12	49.84	Exploration Claim
870.772/12	25.35	Exploration Claim
870.889/13	646.85	Exploration Claim
872.076/13	173.65	Exploration Claim
872.116/12	2,000.00	Exploration Claim
872.117/12	2,000.00	Exploration Claim
872.118/12	1,825.45	Exploration Claim
872.119/12	630.40	Exploration Claim
872.120/12	1,911.30	Exploration Claim
872.125/12	1,405.97	Exploration Claim
872.142/12	597.78	Exploration Claim

30-5

Process Number	Area (ha)	Status
872.143/12	273.43	Exploration Claim
872.264/12	192.99	Exploration Claim
872.666/12	376.60	Exploration Claim
874.187/11	42.50	Exploration Claim
Total	29,464.44

30-6